UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 3, 2012

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  STMicroelectronics N.V.’s Second Quarter and First Half 2012:

•           Operating and Financial Review and Prospects;

•           Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months and six months ended June 30, 2012; and

•           Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow and Statements of Equity for the three months and six months ended June 30, 2012 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2011 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 5, 2012 (the “Form 20-F”).  The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”.  Our actual results may differ significantly from those projected in the forward-looking statements.  For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.  Key Information—Risk Factors” included in the Form 20-F.  We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition and cash flows.  Our MD&A is organized as follows:

•
Critical Accounting Policies using Significant Estimates, which we believe are most important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months and six months ended June 30, 2012 designed to provide context for the other sections of the MD&A.

•	Business Outlook, our expectations for selected financial items for the next quarter.

•	Other Developments in 2012.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months and six months ended June 30, 2012, as well as segment information.

•	Legal Proceedings, describing the status of open legal proceedings.

•	Related Party Transactions, disclosing transactions with related parties.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

Critical Accounting Policies Using Significant Estimates

The preparation of our Unaudited Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions.  The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements;

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	provisions for litigation and claims and recognition and measurement of loss contingencies;

•
valuation at fair value of assets acquired in a business combination, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities;

•	annual and trigger-based impairment review of our goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale;

•	assessment of credit losses and other-than-temporary impairment charges on financial assets;

•	restructuring charges; and

•
determination of the tax rate estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowances and assessment of provisions for uncertain  tax positions and claims.

We base the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.  While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates.  To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected.  With respect to our Wireless Segment, our accounting relies on estimates based on the latest business plan of ST-Ericsson and its successful execution.

Our Consolidated Financial Statements include the ST-Ericsson joint ventures; in particular, we fully consolidate ST-Ericsson SA and related affiliates (“JVS”), which is owned 50% plus a controlling share by us and is responsible for the full commercial operations of the Wireless business, primarily sales and marketing.  The other joint venture is focused on fundamental R&D activities.  Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity-method.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

Revenue recognition.  Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met:  (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectability is reasonably assured.  Our revenue recognition usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their inventory of our products to compensate them for declines in market prices.  We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales.  This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor adjusted, if required, to accommodate for a significant change in the current market price.  We record the accrued amounts as a deduction of revenue at the time of the sale.  The ultimate decision to authorize a distributor refund remains fully within our control.  The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history, have enabled us to reliably estimate price protection provisions at period-end.  If market conditions differ from our assumptions, this could have an impact on future periods.  In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could severely impact our profitability.

Our customers occasionally return our products for technical reasons.  Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price.  In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship.  Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing.  We provide for such returns when they are considered probable and can be reasonably estimated.  We record the accrued amounts as a reduction of revenue.

Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale.  This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law.  Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claim.

Our insurance policy relating to product liability only covers physical and other direct damages caused by defective products.  We carry limited insurance against immaterial, non-consequential damages in the event of a product recall.  We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments.  We base our estimates on historical collection trends and record a provision accordingly.  Furthermore, we are required to evaluate our customers’ financial condition periodically and record a provision for any specific account that we consider doubtful.  In the second quarter of 2012, we did not record any new material specific provision related to bankrupt customers.  If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments.  In such cases, following the guidance related to revenue recognition, we allocate the revenue to different deliverables qualifying as separate units of accounting based on vendor-specific objective evidence, third party evidence or our best estimates of selling prices of the separable deliverables.

Business combinations and goodwill.  The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed.  If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required.  At June 30, 2012, the value of goodwill amounted to $1,054 million.

Impairment of goodwill.  Goodwill recognized in business combinations is not amortized but is tested for impairment annually in the third quarter, or more frequently if a triggering event indicating a possible impairment exists.  Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available.

This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill.  If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess.  In determining the fair value of a reporting unit, we use the lower of a value determined by applying a market approach with financial metrics of comparable public companies compared to an estimate of the expected discounted future cash flows associated with the reporting unit on the basis of the most updated five-year business plan.  Significant management judgments and estimates are used in forecasting the future discounted cash flows.  Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill.

The table below presents the results of our most recent impairment tests:

Date of most recent impairment test	Reporting Unit	% estimated fair value exceeds carrying value
Q3 2011	HED(1)	275
Q3 2011	MMS	399
Q1 2012	Wireless	99

(1)	In 2012, our HED product line was integrated into our DCG product line, which is part of our Digital Segment.

Our reporting unit “Wireless” includes ST-Ericsson JVS, which represents a large majority of Wireless activities.  In addition, our Wireless product segment includes other items affecting our operating results related to the Wireless business.  We monitor, and will continue to monitor, the carrying value of its assets since our Wireless segment registered the lowest ratio of estimated fair value exceeding carrying value in the above table, and experienced a material decline in revenues and operating results in the last several quarters.  We performed an impairment test during the first quarter of 2012 in association with the release of ST-Ericsson’s new strategic plan, which was announced on April 23, 2012.  The new strategic plan includes the transfer of the development of the application processor platform from ST-Ericsson to our Digital product segment and an additional restructuring plan aimed to significantly reduce its workforce, accelerate time to market and lower the breakeven point by generating significant annual cost savings.  The latest five year plan for the Wireless segment is based on our best estimate about future developments as well as market assumptions.  Furthermore, ST-Ericsson is still in a challenging situation due to a significant drop in sales of new products expected from one of its largest customers and a continued decline in legacy products.  ST-Ericsson continues to focus on securing the successful execution and delivery of its NovaThor ModAp platforms and Thor modems to customers while working to transform the company, which is aimed at lowering its breakeven point.  In the event of the unsuccessful execution of this plan or in case of a delay in the development of new products or material worsening of business prospects, the value of ST-Ericsson for us could decrease to a value significantly lower than the current carrying amount of ST-Ericsson in our books and we may be required to take an impairment charge, which could be material.  ST-Ericsson initiated its new restructuring plan announced in April 2012 aiming at reducing its workforce by 1,700 employees worldwide including the employees transferred to us; significant annual savings from the new and the ongoing restructuring plans are expected upon completion by the end of 2013.  In line with expectations, our Wireless product segment’s second quarter results improved compared to its first quarter, with net revenues reaching $344 million compared to $290 million in the first quarter of 2012.  Our reported Wireless product segment registered a net operating loss of $240 million excluding restructuring charges, improving sequentially from a $293 million operating loss; in addition we have accounted for $55 million of restructuring charges related to the new and ongoing restructuring plans of ST-Ericsson, which are not allocated to the product segments and included in the segment Others. Furthermore, ST-Ericsson continued to report a negative cash flow.  In case our Wireless business experiences a lack of or delay in results, in particular with respect to design-wins with customers to generate future revenues and operating cash flow, this could result in future material non-cash impairment charges.  Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than our current carrying value.

Intangible assets subject to amortization.  Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, trademarks and contractual customer relationships and computer software.  Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful life.  We evaluate each period whether there is reason to suspect that intangible assets held for use might not be recoverable.  If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  An impairment loss is recognized for the excess of the carrying amount over the fair value.  Significant management judgments and estimates are required to forecast undiscounted cash flows associated with the intangible assets.  Our evaluations are based on financial plans, including the plan for ST-Ericsson, updated with the latest available projections of growth in the semiconductor market and our sales expectations.  It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

We did not record any intangible assets impairment charge in the second quarter of 2012.  We will continue to monitor the carrying value of our assets.  If market conditions deteriorate or our Wireless business experiences a lack of or delay in results, in particular with respect to design-wins with customers to generate future revenues and cash flow, this could result in future non-cash impairment charges against earnings.  Further impairment charges could also result from new valuations triggered by changes in our product portfolio or by strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the one underlying our carrying amount.

At June 30, 2012, the value of intangible assets subject to amortization amounted to $577 million.

Property, plant and equipment.  Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.  We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment whose useful life is estimated to be ten years.  This estimate is based on our experience using the equipment over time.  Depreciation expense is a major element of our manufacturing cost structure.  We begin to depreciate newly acquired equipment when it is placed into service.

We evaluate each period if there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan.  If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.  We also evaluate and adjust, if appropriate, the assets’ useful lives at each balance sheet date or when impairment indicators are identified.  Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell and are not depreciated.  Costs to sell include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business.  These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications.  If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss.

Inventory.  Inventory is stated at the lower of cost or market value.  Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent on our manufacturing performance.  In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity.  These costs are not included in the valuation of inventory but are charged directly to cost of sales.  Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.  As required, we evaluate inventory acquired in business combinations at fair value, less completion and distribution costs and related margin.

While we perform, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires us to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality.  Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans.  To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

Restructuring charges.  We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities.  We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated.  Given the significance and timing of the execution of the restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken.  This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations.  As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis.  If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded.  The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition.  In the second quarter of 2012, the net amount of restructuring charges and other related closure costs amounted to $56 million before taxes, almost entirely related to ST-Ericsson initiatives.

Share-based compensation.  We measure our share-based compensation expense based on the fair value of the award on the grant date.  This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting.  Our share-based compensation plans may award shares contingent on the achievement of certain performance conditions based on financial objectives, including our financial results when compared to certain industry performances.  In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving certain industry performances compared to our financial results, award forfeitures and employees’ service period.  Our assumption related to industry performances is generally taken with a lag of one quarter in line with the availability of the information.

Earnings (loss) on Equity-method Investments.  We are required to record our proportionate share of the results of the entities that we account for under the equity-method.  This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results.  The main equity-method investments as of June 30, 2012 are represented by 3Sun and ST-Ericsson JVD.  In the second quarter of 2012, we recognized a loss of approximately $3 million related to 3Sun.  In case of triggering events, we are required to determine whether our investment is temporarily or other-than-temporarily impaired.  If impairment is considered to be other-than-temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment.  We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates.

Financial assets.  We classify our financial assets in the following categories:  held-for-trading and available-for-sale.  Such classification depends on the purpose for which the investments are acquired and held.  We determine the classification of our financial assets at initial recognition.  Unlisted equity securities with no readily determinable fair value are carried at cost; they are neither classified as held-for-trading nor as available-for-sale.

Held-for-trading and available-for-sale-financial assets are valued at fair value.  The fair value of quoted debt and equity securities is based on current market prices.  If the market for a financial asset is not active, if no observable market price is obtainable, or if the security is not quoted, we measure fair value by using assumptions and estimates.  For unquoted equity securities, these assumptions and estimates include the use of recent arm’s-length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market.  In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs.

Income taxes.  We are required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax.  We need to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements.  Furthermore, we are required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those that are not more likely than not to be sustained upon examination by the taxing authorities, which could trigger potential tax claims by them.  In such an event, we could be required to record additional charges in our accounts, which could significantly exceed our best estimates and our provisions.

We are also required to assess the likelihood of recovery of our deferred tax assets originated by our net operating loss carry-forwards.  The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies.  If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes.

As of June 30, 2012, we had current deferred tax assets of $175 million and non current deferred tax assets of $366 million, net of valuation allowances.  Our deferred tax assets have increased in the past few years.  In particular, a significant portion of the increase in the deferred tax assets was recorded in relation to net operating losses incurred in the ST-Ericsson joint venture.  These net operating losses may not be realizable before their expiration in seven years, unless ST-Ericsson is capable of identifying successful tax strategies.  In the second quarter of 2012, we performed an assessment of the future recoverability of the deferred tax assets resulting from past net operating losses.  On the basis of ST-Ericsson’s tax planning strategies and its most updated business plans, the amount of capitalized deferred tax assets on net operating losses as of March 31, 2012 has reached the limit of the maximum amount to be recovered. As a result, no additional amount of net operating losses has been capitalized since the beginning of the second quarter 2012.  The future recoverability of these net operating losses is partly dependent on the successful market penetration of new product releases and additional tax planning strategies.  However, negative developments in the new product roll out or in the ongoing evaluation of the tax planning strategies could require adjustments to our evaluation of the deferred tax asset valuation with a negative impact on our results.

We could be required to record further valuation allowances thereby reducing the amount of total deferred tax assets, resulting in a decrease in our total assets and, consequently, in our equity, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in our assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize net operating losses and tax credit carry-forwards in the future.  Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on our future tax provisions in the periods in which these changes could occur.

Patent and other Intellectual Property (“IP”) litigation or claims.  As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights of third parties.  Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets.  In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete.  See Item 3.  “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us.  We currently estimate that the possible losses for known claims are in the range of $10 million to $48 million.  From time to time we face cases where loss contingencies cannot readily be reasonably estimated.  In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.  We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ IP rights.  We are also involved in certain legal proceedings concerning such issues.  See “Legal Proceedings”.

As of June 30, 2012, we recorded an immaterial provision in our financial statements relating to third-party claims that, based on our current assessment, give rise to a significant risk of probable loss. There can be no assurance, however, that all other claims to which we are currently subject will be resolved in our favor.  If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operations and our ability to compete.

Other claims.  We are subject to the possibility of loss contingencies arising in the ordinary course of business.  These include, but are not limited to:  warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages.  In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability.  An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us.  As of June 30, 2012, the majority of these claims were assessed as possible or remote.  In the event we are unable to estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.  Following a final award on April 5, 2012, by an arbitration tribunal set up according to the rules of the International Chamber of Commerce (“ICC”), we paid approximately $60 million to NXP Semiconductors B.V. (“NXP”) in the second quarter pursuant to a dispute related to a claim from NXP for underloading charges to be included in the price of wafers which NXP supplied to our Wireless joint venture.

Pension and Post-Retirement Benefits.  Our results of operations and our consolidated balance sheet include amounts for pension obligations and post-retirement benefits that are measured using actuarial valuations.  At June 30, 2012, our pension and post-retirement benefit obligations net of plan assets amounted to $414 million based on the assumption that our employees will work with us until they reach the age of retirement.  These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates.  These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events.  Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.  The measurement date we use for our plans is December 31.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year.  The first and second quarters of 2012 ended on March 31 and June 30, 2012, respectively.  The third quarter of 2012 will end on September 29 and the fourth quarter will end on December 31, 2012.  Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memories).

The semiconductor market experienced a demand reduction and inventory correction, which started in the second half 2011 and bottomed in the first quarter 2012.  In the first part of the second quarter, we experienced a growth in demand, with a good booking evolution; however, in the latest part of the quarter the customer sentiment changed driven by macroeconomic uncertainties.  Based on the most recently published estimates by WSTS, semiconductor industry revenues decreased in the second quarter of 2012 on a year-over-year basis by approximately 2% for the TAM and by approximately 3% for the SAM to reach approximately $73 billion and $42 billion, respectively.  Sequentially, in the second quarter of 2012, both the TAM and the SAM increased approximately by 5%.

On a year-over-year basis, we continued to register a decrease in our revenue performance driven by the uncertainty in the semiconductor market and a drop in demand by certain of our major customers, while we experienced an improvement on a sequential basis.  Our second quarter 2012 revenues were $2,148 million, a 16.3% decrease on a year-over-year basis and a 6.5% increase sequentially, in line with our guidance.  The year-over-year decrease was registered by all of our product segments and particularly by Digital.  On a sequential basis, our revenue increased by 6.5%.  The increase was driven by all of our product segments; in particular, our wholly owned businesses increased by approximately 4% while the Wireless segment grew by approximately 19%.  Compared to the SAM, our performance was below the SAM on a year-over-year basis and above on a sequential basis.

Our effective average exchange rate for the first half of 2012 was $1.32 for €1.00 compared to $1.35 for €1.00 for the first half of 2011.  Our effective exchange rate for the second quarter of 2012 was $1.32 for €1.00 compared to $1.33 for €1.00 for the first quarter of 2012 and $1.37 for €1.00 in the second quarter of 2011.  Towards the end of the second quarter 2012, the U.S. dollar rate strengthened significantly compared to the Euro.  However, due to hedging contracts maturing in the second quarter 2012, the sequential favorable impact on our manufacturing costs and operating expenses denominated in Euros was not significant.  The impact was more important when comparing the second quarter 2012 and the first half 2012 to the equivalent year-ago periods.  For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our second quarter 2012 gross margin reached 34.3% of revenues, in line with our guidance, which indicated a gross margin of 34.4% plus or minus 1.5 percentage points.  Gross margin decreased by 380 basis points compared to the prior year period, which benefited from a more favorable market environment.  On a sequential basis, our gross margin increased by 470 basis points, mainly due to lower unused capacity charges, the charge related to the NXP arbitration award accounted in the first quarter, a more favorable product mix and some favorable currency effects which started to occur in the later portion of the second quarter.

Our operating result in the second quarter 2012 was a loss of $207 million compared to an operating income of $83 million in the prior year period, which benefited from a higher level of revenues in line with more favorable market conditions.  On a sequential basis, our operating result improved from a loss of $352 million, mainly benefiting from higher revenues, lower unused capacity charges and a one-time charge for the NXP arbitration award impacting the first quarter.  The operating result also benefited from a reduction in combined SG&A and R&D expenses, as a result of our efforts to continuously reduce expenses on a quarter by quarter basis, principally driven by ST-Ericsson’s ongoing cost realignment initiatives.

Our second quarter financial results improved on a sequential basis despite a macro-driven change in customer sentiment in June. Thanks to broad-based growth and the continued expansion of our product portfolio into new applications, our second quarter net revenues and gross margin results were in line with our business outlook. Further, we saw a significant improvement in our net results, although there remains substantial progress to be made.

A critical component of our capability to improve our financial results is ST-Ericsson. During the second quarter, the joint-venture took its first steps in executing its new strategic plan and showed initial progress on all profit and loss metrics. In parallel, we are committed to ensuring that the “VLSI block”, which for us includes our digital businesses plus ST-Ericsson, becomes self-sustainable and this is one of our top priorities.

Introducing new products into the fastest growing applications, from energy management to healthcare and wellness, from trust and data security to smart consumer devices, is delivering results. During the second quarter, we ramped production of a pressure sensor and an iNEMO module containing an integrated gyroscope and accelerometer for Samsung’s latest and most advanced smartphone, we shipped in volume AMOLED drivers for smartphones and we won key design-wins in smart power for automotive and for several STM32 32-bit microcontrollers in new fitness applications. We also took an important step towards creating a unified processing platform thanks to the recently completed transfer of the ST-Ericsson application processor development team. This will enable us to leverage our broad system knowledge and customer relationships to a much larger addressable market.

Business Outlook

As we saw during the end of the second quarter, the global economic environment has weakened. As a result, bookings in June softened and remain somewhat volatile.

Nonetheless, we continue to expect sequential revenue growth and gross margin improvement with respect to the third quarter, thanks to our new product momentum, in particular in MEMS, Microcontrollers and Power MOSFET & IGBT.

Looking forward, key operational priorities as we navigate the softness in the market environment include market share gains in the second half of the year and careful management of our assets and investments in order to maintain a solid net financial position. In this regard, we are reducing by approximately 25% our full year 2012 capital expenditures plan to be in the range of $500 to $600 million for 2012.

Furthermore, we are focused on delivering continued expense reduction. Overall, we will become a much leaner company with increased flexibility to adjust to market conditions and reduce our earnings volatility.

We expect third quarter 2012 revenues to grow sequentially in the range of about 2.5%, plus or minus 3 percentage points. Reflecting a similar level of utilization at our facilities compared to the second quarter, gross margin in the third quarter is expected to be about 35.3%, plus or minus 1.5 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.27 = €1.00 for the 2012 third quarter and includes the impact of existing hedging contracts. The third quarter will close on September 29, 2012.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3.  “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in 2012

On January 27, 2012, we announced that we were reorganizing our Sales & Marketing organization with the primary objectives to accelerate sales growth and gain market share.  The changes have been designed along three key drivers:

•	Strengthening the effectiveness of the development of global accounts;

•	Boosting demand creation through an enhanced focus on the geographical coverage; and

•	Establishing marketing organizations in the Regions fully aligned with the Product Groups.

Our Sales and Marketing organization is structured in six units:

•	Four Regional Sales Organizations, all with a very similar structure to enhance coordination in the go-to-market activities and all strongly focused on accelerated growth:

1.	Europe, Middle East and Africa Region led by Paul Grimme;

2.	Americas Region led by Bob Krysiak;

3.	Greater China-South Asia Region led by François Guibert; and

4.	Japan-Korea Region led by Marco Cassis.

•	Two Major Accounts units for our established global customers aimed at the further development of the business relationship between us and those clients:

1.	Europe Major Accounts led by Paul Grimme; and

2.	Americas Major Accounts led by Bob Krysiak.

In each of the four regions, the existing sales organization by market segment is replaced by a new sales organization based on a combination of country/area coverage and key accounts coverage.

In particular, in addition to the above major accounts, about forty accounts will be managed globally by key account managers who will be responsible for the total sales generated worldwide, regardless of the channel and the geography.  The main criteria for the selection of these accounts are their growth potential, the size of their transnational business and the geographical dispersion of their R&D activities.

On February 20, 2012, we announced that Carlo Ferro, Chief Financial Officer, has accepted to focus on the turnaround of ST-Ericsson as chief operating officer of the company.  Mario Arlati, ST’s chief accounting officer and head of corporate external reporting, has been appointed Chief Financial Officer while Carlo Ferro is assigned to ST-Ericsson.  Corporate External Communications and Investor Relations, led by Claudia Levo and Tait Sorensen, respectively, now report to Philippe Lambinet, head of the Strategy Office and newly created Digital Sector.  With the increased responsibilities of Philippe Lambinet, we announced that we were re-organizing the Digital Sector as follows:  the newly-formed Digital Convergence Group (DCG), encompassing all CMOS-based products, both ASIC and Application Processor Platforms and the Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).  Effective January 1, 2012, the Products Groups are divided as follows:

•	The Automotive Product Group, led by the newly appointed Corporate Vice President Marco Monti;

•
The Digital Sector, led by Philippe Lambinet which consists of two Product Groups:  the Digital Convergence Group, led by Gian Luca Bertino and the Imaging, Bi-CMOS ASIC and Silicon Photonics Group, led by Eric Aussedat; and

•
The Industrial & Multisegment Sector, led by Carmelo Papa which consists of three Product Groups:  Industrial & Power Discretes, led by Carmelo Papa, Microcontrollers, Memories & Secure MCUs, led by Claude Dardanne and Analog, MEMS & Sensors, led by Benedetto Vigna.

Giuseppe Notarnicola will maintain his role as head of Corporate Treasury and Otto Kosgalwies will lead Corporate Infrastructures and Services, both directly reporting to Carlo Bozotti.

On February 23, 2012, certain holders redeemed 190,131 of our 2016 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds.  In addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million.  As of March 31, 2012, there were 5,291 bonds remaining outstanding.  On March 28, 2012, we published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012.  As of June 30, 2012, there were no bonds remaining outstanding.

On April 5, 2012, an arbitration tribunal set up according to the rules of the International Chamber of Commerce, ordered us to pay approximately $59 million to NXP concerning a dispute related to a claim from NXP for underloading charges to be included in the price of wafers which NXP supplied to our Wireless joint venture.  The tribunal chose not to address certain issues raised by us that are part of a second arbitration before the same ICC tribunal with hearings that occurred in June 2012, with a final decision coming within twelve months.  Though the award has been recognized in the first quarter results, we intend to vigorously pursue our claims in the second arbitration aiming to convince the tribunal to reverse the economic effect of its first arbitration award.

On April 23, 2012, ST-Ericsson announced its new strategic plan, which includes the transfer of the development of the application processor platform from ST-Ericsson to us and an additional restructuring plan aimed to significantly reduce its workforce, accelerate time to market and lower the breakeven point by generating significant annual cost savings.

Our Annual General Meeting of Shareholders was held on May 30, 2012 in Amsterdam and the following decisions were approved by our shareholders:

•
The appointment of Ms. Martine Verluyten as a new member of the Supervisory Board for a three-year term, expiring at the 2015 Annual General Meeting, in replacement of Mr. Doug Dunn whose mandate expired;

•	The approval of our 2011 accounts reported in accordance with International Financial Reporting Standards, as adopted in the European Union (IFRS);

•
The distribution of a cash dividend of US$0.40 per share, to be paid in four equal quarterly installments in June, August and December 2012 and February 2013 to shareholders of record in the month of each quarterly payment.

On May 30, 2012, Philippe Dereeper was named Executive Secretary of the Supervisory Board.

On July 2, 2012, we announced the publication of our 2011 Sustainability Report.  Containing comprehensive details of our sustainability strategy, policies and performance during 2011, the Report also illustrates how we embed sustainability into every level of our operations to create value for all our stakeholders.

On July 17, 2012, we announced that Alisia Grenville-Mangold, Corporate Vice President and Chief Compliance Officer, is leaving the company effective July 31, 2012.

On July 26, 2012, Franck Freymond, Chief Audit Executive, took on responsibility for the Ethics Committee, the whistle-blowing hotline and the process and reporting on related investigations and Enterprise Risk Management, in addition to his current assignment.

Effective July 31, 2012, Patrice Chastagner, Corporate Vice President, Human Resources, was succeeded by Philippe Brun, reporting to Tjerk Hooghiemstra.

Results of Operations

Segment Information

We operate in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

As of January 1, 2012, we changed the segment organization structure.  The current organization is as follows:

•	Automotive Segment (APG);

•	Digital Segment, consisting of two product lines:

-	Digital Convergence Group (DCG); and

-	Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).

•	Analog, MEMS and Microcontrollers Sector (AMM), comprised of three product lines:

-	Analog, MEMS & Sensors (AMS);

-	Industrial & Power Conversion (IPC); and

-	Microcontrollers, Memories & Secure MCUs (MMS).

•	Power Discrete Product Segment (PDP);

•	Wireless Segment comprised of the following product lines:

-	Connectivity (COS);

-	Smartphone and Tablet Solutions (STS);

-	Modems (MOD); and

-	Other Wireless, in which we report other revenues, gross margin and other items related to the Wireless business but outside the ST-Ericsson JVS.

In 2012, we restated our results from prior periods for illustrative comparisons of our performance by product segment due to the former Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) now being split into three segments (“APG”, “Digital” and “AMM”).  In addition, we restated the product lines of the Wireless segment due to Entry Solutions being reclassified into Smartphone and Tablet Solutions (“STS”). The preparation of segment information based on the current segment structure requires us to make significant estimates, assumptions and judgments in determining the operating income (loss) of the segments for the prior reporting periods.  We believe that the restated 2011 presentation is consistent with that of 2012 and we use these comparisons when managing our company.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities.  These decisions are not made by product segments, but on the basis of the semiconductor business area.  All these product segments share common R&D for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment.  Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.  All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The following tables present our consolidated net revenues and consolidated operating income (loss) by product segment.  For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses.  In compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs of certain manufacturing facilities, the NXP arbitration award, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.  In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

	Three Months Ended (unaudited)		Six Months Ended (unaudited)
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
	(In millions)
Net revenues by product segment:

Automotive (“APG”)	$404	$459	$795	$891
Digital	353	521	689	1,009
Analog, MEMS and Microcontrollers (“AMM”)	774	889	1,532	1,775
Power Discrete Products (“PDP”)	262	337	494	670
Wireless	344	347	635	731
Others (1)	11	14	20	25
Total consolidated net revenues	$2,148	$2,567	$4,165	$5,101

(1)	In the second quarter of 2012, “Others” includes revenues from the sales of Subsystems ($6 million) and sales of materials and other products not allocated to product segments ($5 million).

	Three Months Ended (unaudited)		Six Months Ended (unaudited)
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
	(In millions)
Net revenues by product line:

Automotive (“APG”)	$404	$459	$795	$891
Digital Convergence Group (“DCG”)	229	304	437	620
Imaging, Bi CMOS ASIC and Silicon Photonics Group (“IBP”)	124	207	252	379
Others	-	10	-	10
Digital	353	521	689	1,009
Analog, MEMS & Sensors (“AMS”)	297	337	599	685
Industrial & Power Conversion (“IPC”)	193	238	374	457
Microcontrollers, Memories & Secure MCUs (“MMS”)	284	313	559	632
Others	-	1	-	1
Analog, MEMS and Microcontrollers (“AMM”)	774	889	1,532	1,775
Power Discrete Products (“PDP”)	262	337	494	670
Connectivity (“COS”)	31	46	57	94
Smartphone and Tablet Solutions (“STS”)	297	267	543	580
Modems (“MOD”)	16	32	35	55
Others	-	2	-	2
Wireless	344	347	635	731
Others	11	14	20	25
Total consolidated net revenues	$2,148	$2,567	$4,165	$5,101

	Three Months Ended (unaudited)		Six Months Ended (unaudited)
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
	(In millions)
Operating income (loss) by product segment:

Automotive (“APG”)	$38	$81	$75	$141
Digital	(36)	34	(74)	78
Analog, MEMS and Microcontrollers (“AMM”)	98	166	197	343
Power Discrete Products (“PDP”)	4	40	(2)	90
Wireless (1)	(240)	(207)	(533)	(386)
Others (2)	(71)	(31)	(222)	(65)
Total consolidated operating income (loss)	$(207)	$83	$(559)	$201

(1)
The majority of Wireless’ activities are run through ST-Ericsson JVS.  In addition, Wireless includes other items affecting operating results related to the Wireless business.  The noncontrolling interest of Ericsson in ST-Ericsson JVS’ operating results (which are 100% included in Wireless) is credited on the line “Net loss (income) attributable to noncontrolling interest” of our Consolidated Statements of Income, which represented $160 million for the quarter ended June 30, 2012.

(2)
Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs, the NXP arbitration award and other unallocated expenses such as:  strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	Three Months Ended (unaudited)		Six Months Ended (unaudited)
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
	(As percentage of net revenues)
Operating income (loss) by product segment:

Automotive (“APG”) (1)	9.4%	17.6%	9.4%	15.8%
Digital (1)	(10.3)	6.5	(10.7)	7.7
Analog, MEMS and Microcontrollers (“AMM”) (1)	12.6	18.7	12.8	19.4
Power Discrete Products (“PDP”) (1)	1.6	11.8	(0.4)	13.4
Wireless (1)	(69.6)	(59.7)	(84.0)	(52.9)
Others	-	-	-	-
Total consolidated operating income (loss) (2)	(9.6)%	3.2%	(13.4)%	3.9%

(1)	As a percentage of net revenues per product segment.
(2)	As a percentage of total net revenues.

	Three Months Ended (unaudited)		Six Months Ended (unaudited)
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
	(In millions)
Reconciliation to consolidated operating income (loss):

Total operating income (loss) of product segments	$(136)	$114	$(337)	$266
Unused capacity charges	(16)	(6)	(87)	(8)
Impairment, restructuring charges and other related closure costs	(56)	(31)	(74)	(55)
Phase-out and start-up costs	-	(1)	-	(8)
Strategic and other research and development programs	(3)	(2)	(5)	(6)

NXP arbitration award	-	-	(54)	-

Other non-allocated provisions(1)	4	9	(2)	12
Total operating loss Others	(71)	(31)	(222)	(65)
Total consolidated operating income (loss)	$(207)	$83	$(559)	$201

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Net revenues by location of shipment and by market segment

The table below sets forth information on our net revenues by location of shipment:

	Three Months Ended (unaudited)		Six Months Ended (unaudited)
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
	(In millions)
Net Revenues by Location of Shipment:(1)

EMEA	$535	$639	$1,048	$1,263
Americas	319	359	621	692
Greater China-South Asia	908	1,157	1,738	2,287
Japan-Korea	386	412	758	859
Total	$2,148	$2,567	$4,165	$5,101

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

The tables below show our net revenues by location of shipment and market segment application in percentage of net revenues:

	Three Months Ended (unaudited)		Six Months Ended (unaudited)
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
	(As percentage of net revenues)
Net Revenues by Location of Shipment:(1)

EMEA	24.9%	24.9%	25.2%	24.8%
Americas	14.8	14.0	14.9	13.6
Greater China-South Asia	42.3	45.0	41.7	44.8
Japan-Korea	18.0	16.1	18.2	16.8
Total	100%	100%	100%	100%

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

	Three Months Ended (unaudited)		Six Months Ended (unaudited)
	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
	(As percentage of net revenues)
Net Revenues by Market Segment/Channel:(1)

Automotive	18.7%	17.4%	19.4%	17.0%
Computer	12.6	13.6	13.5	13.8
Consumer	10.3	9.6	10.5	10.4
Telecom	27.1	24.9	25.6	25.2
Industrial and Other	9.3	9.7	9.5	9.2
Distribution	22.0	24.8	21.5	24.4
Total	100%	100%	100%	100%

(1)
The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.  Net revenues by market segment/channel are classified according to the status of the final customer.  For example, products ordered by a computer company, even including sales of other applications such as Telecom, are classified as Computer revenues.

The following table sets forth certain financial data from our unaudited Consolidated Statements of Income:

	Three Months Ended (unaudited)		Three Months Ended (unaudited)
	June 30, 2012		July 2, 2011
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,140	99.7%	$2,545	99.1%
Other revenues	8	0.3	22	0.9
Net revenues	2,148	100	2,567	100
Cost of sales	(1,412)	(65.7)	(1,590)	(61.9)
Gross profit	736	34.3	977	38.1
Selling, general and administrative	(292)	(13.6)	(316)	(12.3)
Research and development	(617)	(28.7)	(579)	(22.6)
Other income and expenses, net	22	1.0	32	1.2
Impairment, restructuring charges and other related closure costs	(56)	(2.6)	(31)	(1.2)
Operating income (loss)	(207)	(9.6)	83	3.2
Realized gain on financial assets	-	-	323	12.6
Interest expense, net	(6)	(0.3)	(3)	(0.1)
Earnings (loss) on equity method investments	(2)	(0.1)	(9)	(0.3)
Income (loss) before income taxes and noncontrolling interest	(215)	(10.0)	394	15.4
Income tax expense	(20)	(0.9)	(83)	(3.2)
Net income (loss)	(235)	(10.9)	311	12.2
Net loss (income) attributable to noncontrolling interest	160	7.4	109	4.2
Net income (loss) attributable to parent company	$(75)	(3.5)%	$420	16.4%

Second Quarter 2012 vs. Second Quarter 2011 and First Quarter 2012

Net revenues

	Three Months Ended			% Variation
	June 30, 2012	March 31, 2012	July 2, 2011	Sequential	Year-Over -Year
	(Unaudited, in millions)
Net sales	$2,140	$2,010	$2,545	6.5%	(15.9)%
Other revenues	8	7	22	5.7	(66.4)
Net revenues	$2,148	$2,017	$2,567	6.5%	(16.3)%

Year-over-year comparison

Our second quarter 2012 net revenues decreased in all product segments and in all regions, reflecting a more difficult industry environment, which negatively impacted the demand for our products.  As a result, our revenues declined 16.3%, which originated from an approximate 10% decrease in volume and a 6% reduction in average selling prices with a pure pricing effect down by 8% partially offset by a more favorable product mix.

By product segment, our revenues were down by approximately 32% in Digital, 22% in PDP, 13% in AMM and 12% in APG.  Wireless sales registered a decline of approximately 1%.

By market segment/channel, our revenues registered a similar downward trend, with a major decline in Distribution, which was down approximately 25%.

By location of shipment, all regions registered a negative performance in terms of revenues, driven by globally difficult market conditions.

Both in the second quarter of 2012 and the second quarter of 2011, no customer exceeded 10% of our total net revenues.

Sequential comparison

On a sequential basis our revenues increased by 6.5%, slightly below the mid-point of our targeted range of a sequential increase of 7.5% plus or minus 3 percentage points.  This 6.5% increase was led entirely by higher volumes, which resulted in an approximate 7% increase in units sold, while the usual negative selling price effect was compensated by a more favorable product mix.

By product segment, all segments increased their revenues sequentially. Wireless registered the most significant increase by approximately 19%, while our wholly owned businesses posted a sequential increase of approximately 4%.  With reference to our wholly owned businesses, PDP revenues increased by approximately 12%, Digital, APG and AMM increased their revenues sequentially by approximately 5%, 3% and 2% respectively.

By market segment/channel, Telecom, Distribution, Consumer and Industrial and other improved their revenues, while the other market segments registered a slight decline.

By region, all regions grew sequentially, with Greater China-South Asia up about 9%, Americas up about 5%, EMEA and Japan-Korea, each by approximately 4%.

Gross profit

	Three Months Ended			% Variation
	June 30, 2012	March 31, 2012	July 2, 2011	Sequential	Year-Over- Year
	(Unaudited, in millions)
Cost of sales	$(1,412)	$(1,421)	$(1,590)	0.7%	11.2%
Gross profit	736	596	977	23.5	(24.6)
Gross margin (as percentage of net revenues)	34.3%	29.6%	38.1%	-	-

In the second quarter, gross margin was 34.3%, decreasing on a year-over-year basis by approximately 380 basis points, due to the decline in the volume of revenues and negative pressure on selling prices. On a sequential basis, gross margin in the second quarter increased by 470 basis points, mainly due to lower unused capacity charges, representing a benefit of 280 basis points, the arbitration award paid to NXP, which impacted the first quarter by 260 basis points, and a more favorable product mix; all these factors were partially offset by a decline in average selling prices representing approximately 170 basis points.  In the second quarter, our factories were not yet optimally loaded with about 70 basis points of unused capacity charges.  Furthermore, the gross margin partially benefited from the significant strength of the U.S. dollar rate since the manufacturing costs in Euros were hedged at a higher rate.  See “Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	June 30, 2012	March 31, 2012	July 2, 2011	Sequential	Year-Over -Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(292)	$(310)	$(316)	5.7%	7.5%
As percentage of net revenues	(13.6)%	(15.4)%	(12.3)%	-	-

The amount of our selling, general and administrative expenses decreased year-over-year, mainly due to the positive impact of the U.S. dollar exchange rate, which strengthened against the Euro.  On a sequential basis, SG&A expenses decreased in line with our effort to reduce the overall operating expenses and also due to some charges which impacted the previous quarter.

As a percentage of revenues, our selling, general and administrative expenses amounted to 13.6% increasing in comparison to 12.3% in the prior year’s second quarter and decreasing compared to 15.4% in the prior quarter.

Research and development expenses

	Three Months Ended			% Variation
	June 30, 2012	March 31, 2012	July 2, 2011	Sequential	Year-Over -Year
	(Unaudited, in millions)
Research and development expenses	$(617)	$(633)	$(579)	2.6%	(6.4)%
As percentage of net revenues	(28.7)%	(31.4)%	(22.6)%	-	-

The second quarter 2012 R&D expenses increased year-over-year, mainly because the second quarter 2011 benefited from a $40 million billing of R&D services by ST-Ericsson to a third party.  On a sequential basis, R&D expenses decreased mainly driven by our cost realignment programs primarily at ST-Ericsson.  The second quarter 2012 R&D expenses were net of research tax credits, which amounted to $37 million, decreasing year-over-year due to the qualification for recognition of additional credits in the prior year quarter, while they were basically flat on a sequential basis.

As a percentage of revenues, the second quarter 2012 ratio equaled 28.7%, an increase of 610 basis points due to the lower level of revenues compared to the year-ago period and a 270 basis point decrease on a sequential basis, due to the reduction in our operating expenses.

Other income and expenses, net

	Three Months Ended
	June 30, 2012	March 31, 2012	July 2, 2011
	(Unaudited, in millions)
Research and development funding	$24	$18	$29
Phase-out and start-up costs	-	-	(1)
Exchange gain (loss) net	2	(1)	3
Patent costs	(10)	(6)	(11)
Gain on sale of non-current assets	7	1	13
Other, net	(1)	1	(1)
Other income and expenses, net	$22	$13	$32
As percentage of net revenues	1.0%	0.6%	1.2%

Other income and expenses, net, mainly included, as income, items such as R&D funding and a gain on sale of non-current assets and, as expenses, patent costs.  Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities.  In the second quarter of 2012, the balance of these factors resulted in an income, net of $22 million, mainly due to the high level of funding for approximately $24 million and a $7 million gain associated with the sale of non-current assets.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	June 30, 2012	March 31, 2012	July 2, 2011
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(56)	$(18)	$(31)

In the second quarter of 2012, we recorded $56 million of impairment, restructuring charges and other related closure costs, mainly due to the following:

•	$44 million was recorded in relation to the new ST-Ericsson restructuring plan announced in April 2012, primarily consisting of employee termination benefits for involuntary departures;

•
$10 million related to the ST-Ericsson cost savings plan announced in June 2011, primarily consisting of lease contract termination costs recorded at cease-use date pursuant to the closure of certain locations;

•	$1 million related to the ST-Ericsson workforce reduction plans announced in April and December 2009; and

•	$1 million related to our manufacturing restructuring plan as part of the closure of our Carrollton (Texas) site.

In the first quarter of 2012, we recorded $18 million of impairment, restructuring charges and other related closure costs of which: (i) $9 million in relation to the manufacturing restructuring plan as part of the closure of our Carrollton and Phoenix (Arizona) sites, of which $8 million was recorded as an impairment on the Carrollton building and facilities; and (ii) $9 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of employee termination benefits.

In the second quarter of 2011, we recorded $31 million of impairment, restructuring charges and other related closure costs, of which:  (i) $16 million was recorded in relation to the manufacturing restructuring plan as part of the closure of our Carrollton and Phoenix sites, and was composed of one-time termination benefits, as well as other related closure charges, mainly associated with the Phoenix fab; (ii) $1 million related to the workforce reduction plans announced in April and December 2009 by ST-Ericsson, pursuant to the closure of certain locations; (iii) $13 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of the upfront booking of employee termination benefits; and (iv) $1 million related to other restructuring initiatives.

Operating income (loss)

	Three Months Ended
	June 30, 2012	March 31, 2012	July 2, 2011
	(Unaudited, in millions)
Operating income (loss)	$(207)	$(352)	$83
In percentage of net revenues	(9.6)%	(17.5)%	3.2%

The second quarter 2012 registered an operating loss of $207 million, while in the year-ago period, we reported an operating income of $83 million, which was supported by a significantly higher level of revenues; furthermore, the second quarter of 2011 benefited from a $40 million billing of R&D services to a third party.  The second quarter 2012 included restructuring charges of $56 million, while the year-ago period included a $31 million charge.  The second quarter 2012 sequentially registered a significant improvement in our operating results, driven by higher revenues, a lower amount of unused capacity charges, lower levels of SG&A and R&D expenses, partially offset by a higher amount of restructuring charges.

While all of our product segments reported a decline in their profitability levels compared to the year-ago period mainly driven by lower revenues, APG and AMM were able to maintain a solid profitability level in spite of the difficult market environment.  PDP also registered a profit in the second quarter 2012.  APG registered an operating income of $38 million or about 9% of revenues, down from the year-ago income of $81 million or approximately 18% of revenues, due to its sales decreasing by approximately 12%.  AMM registered an operating income of $98 million or 13% of revenues down from $166 million or 19% of revenues, driven by an approximately 13% decrease in revenues.  PDP registered an operating income of $4 million or 2% of revenues versus $40 million operating income, equivalent to about 12% of the prior year second quarter revenues, with its revenues declining by about 22%.  Digital registered an operating loss of $36 million or negative 10% of revenues in the current quarter compared to an operating income of $34 million or approximately 7% of the last year second quarter revenues, mainly driven by a 32% decrease in its revenues.  Wireless registered a deterioration in its operating result, registering a loss of $240 million, compared to a loss of $207 million in the prior year second quarter; since substantially all of this loss was generated by ST-Ericsson JVS, 50% was attributed to Ericsson as noncontrolling interest below operating income (loss).  The segment “Others” increased its losses to $71 million from $31 million in the year-ago period, mainly due to higher restructuring charges and unused capacity charges.

On a sequential basis, the main improvements in the operating results were registered by Wireless and PDP, while APG, Digital and AMM operating results were basically unchanged.

Realized gain on financial assets

	Three Months Ended
	June 30, 2012	March 31, 2012	July 2, 2011
	(Unaudited, in millions)
Realized gain on financial assets	$-	$-	$323

In the second quarter of 2011, we recorded a realized gain on financial assets of $323 million as a result of the cash settlement with Credit Suisse against the transfer of ownership of certain Auction Rate Securities.

Interest expense, net

	Three Months Ended
	June 30, 2012	March 31, 2012	July 2, 2011
	(Unaudited, in millions)
Interest expense, net	$(6)	$(13)	$(3)

We recorded a net interest expense of $6 million, which increased on a year-over-year basis due to the higher debt of ST-Ericsson.  The second quarter of 2012 registered a significant expense decrease with the previous quarter, mainly due to the sale in the first quarter of 2012, with no recourse, of certain multi-year R&D tax credits in ST-Ericsson (see “Liquidity and Capital Resources”).

Earnings (loss) on equity-method investments

	Three Months Ended
	June 30, 2012	March 31, 2012	July 2, 2011
	(Unaudited, in millions)
Earnings (loss) on equity-method investments	$(2)	$(7)	$(9)

In the second quarter of 2012, we recorded a charge of $2 million, of which $1 million gain related to our proportionate share in ST-Ericsson JVD as an earnings pick-up and $3 million loss related to 3Sun.  In the comparable periods, the loss of ST-Ericsson JVD equity was the most important item.

Gain on financial instruments, net

	Three Months Ended
	June 30, 2012	March 31, 2012	July 2, 2011
	(Unaudited, in millions)
Gain on financial instruments, net	$-	$3	$-

The first quarter 2012 $3 million gain on financial instruments was mainly associated with the gain of $2 million related to the repurchase of our 2016 Convertible Bonds and $1 million related to the sale of some marketable securities.

Income tax benefit (expense)

	Three Months Ended
	June 30, 2012	March 31, 2012	July 2, 2011
	(Unaudited, in millions)
Income tax benefit (expense)	$(20)	$34	$(83)

During the second quarter of 2012, we registered an income tax expense of $20 million, reflecting the yearly effective tax rate estimated in each of our jurisdictions and applied to the second quarter consolidated result before taxes.  This income tax charge resulted from the combination of (i) income tax expense estimated at a rate of about 19% on the income of our legal entities and (ii) no income tax benefit from the losses of ST-Ericsson entities, which was subject to a valuation allowance offsetting the second quarter deferred tax assets due to the high level of accumulated losses.  Income tax also included the impact of certain discrete items.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions.  Our income tax amounts and rates depend also on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges.  We currently enjoy certain tax benefits in some countries.  Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future quarters and may increase in the coming years.  In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss (income) attributable to noncontrolling interest

	Three Months Ended
	June 30, 2012	March 31, 2012	July 2, 2011
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$160	$159	$109

In the second quarter of 2012, we recorded $160 million representing the loss attributable to noncontrolling interest, which mainly included the 50% less one share owned by Ericsson in the consolidated ST-Ericsson JVS.  In the first quarter of 2012, the corresponding amount was $159 million.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution.  Those amounts were not material.

Net income (loss) attributable to parent company

	Three Months Ended
	June 30, 2012	March 31, 2012	July 2, 2011
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$(75)	$(176)	$420
As percentage of net revenues	(3.5)%	(8.7)%	16.4%

For the second quarter of 2012, we reported a net loss of $75 million, a significant deterioration compared to the year-ago quarterly profit due to the aforementioned factors, but with a significant improvement on a sequential basis.

Earnings (loss) per share for the second quarter of 2012 was $(0.08) compared to $(0.20) in the first quarter of 2012 and $0.46 diluted per share in the year-ago quarter.

In the second quarter of 2012, the impact per share after tax of impairment, restructuring charges and other related closure costs and other one-time items, was estimated to be approximately $(0.03) per share, while in the first quarter of 2012, it was estimated to be approximately $(0.06) per share.  In the year-ago quarter, the impact after tax of impairment, restructuring charges and other related closure costs, other-than-temporary impairment charge and other one-time items was estimated to be approximately $0.32 per share.

First Half of 2012 vs. First Half of 2011

The following table sets forth consolidated statements of operations data for the periods indicated:

	Six Months Ended (unaudited)		Six Months Ended (unaudited)
	June 30, 2012	June 30, 2012	July 2, 2011	July 2, 2011
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$4,150	99.7%	$5,068	99.3%
Other revenues	15	0.3	33	0.7
Net revenues	4,165	100.0	5,101	100.0
Cost of sales	(2,833)	(68.0)	(3,134)	(61.4)
Gross profit	1,332	32.0	1,967	38.6
Selling, general and administrative	(602)	(14.5)	(628)	(12.3)
Research and development	(1,250)	(30.0)	(1,141)	(22.4)
Other income and expenses, net	35	0.8	58	1.1
Impairment, restructuring charges and other related closure costs	(74)	(1.7)	(55)	(1.1)
Operating income (loss)	(559)	(13.4)	201	3.9
Other-than-temporary impairment charge and realized gain on financial assets	-	-	318	6.2
Interest expense, net	(19)	(0.5)	(18)	(0.3)
Loss on equity-method investments	(9)	(0.2)	(15)	(0.2)
Gain on financial instruments, net	3	0.1	22	0.4
Income (loss) before income taxes and noncontrolling interest	(584)	(14.0)	508	10.0
Income tax benefit (expense)	14	0.3	(114)	(2.2)
Net income (loss)	(570)	(13.7)	394	7.8
Net loss (income) attributable to noncontrolling interest	318	7.7	196	3.8
Net income (loss) attributable to parent company	$(252)	(6.0)%	$590	11.6%

Net revenues

	Six Months Ended		% Variation
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Net sales	$4,150	$5,068	(18.1)%
Other revenues	15	33	(56.9)
Net revenues	$4,165	$5,101	(18.4)%

Our first half 2012 net revenues decreased in all product segments compared to the year-ago period, which benefited from more favorable market conditions.  Net revenues decreased by approximately 18% driven by a decrease of approximately 13% in volume and a decline in average selling prices by approximately 5%.

By product segment, revenues decreased by approximately 32% for Digital, 26% for PDP, 14% for AMM and 11% for APG, all driven by a significant decline in volume.  Wireless sales registered a decline of approximately 13%.

By market segment/channel, the major decline was in Distribution, which was down by approximately 28%.

By location of shipment, all regions were negatively impacted in terms of revenues by the difficult market conditions. In the first half of 2012, no customer exceeded 10% of our total net revenues, while in the first half of 2011, the Nokia group of companies accounted for approximately 10%.

Gross profit

	Six Months Ended		% Variation
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Cost of sales	$(2,833)	$(3,134)	9.6%
Gross profit	1,332	1,967	(32.3)
Gross margin (as percentage of net revenues)	32.0%	38.6%	-

Gross margin was 32.0%, decreasing by 660 basis points compared to the year-ago period, principally due to a strong decline in the volume of revenues, the negative impact of declining selling prices, the higher unused capacity charges and the arbitration award paid to NXP, partially offset by a more favorable product mix.

Selling, general and administrative expenses

	Six Months Ended		% Variation
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Selling, general and administrative expenses	$(602)	$(628)	4.1%
As percentage of net revenues	(14.5)%	(12.3)%	-

The amount of our SG&A expenses decreased mainly associated with cost control initiatives and the favorable impact of the U.S. dollar exchange rate.  As a percentage of revenues, our SG&A expenses amounted to 14.5% slightly increasing in comparison to 12.3% in the prior year’s half.

Research and development expenses

	Six Months Ended		% Variation
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Research and development expenses	$(1,250)	$(1,141)	(9.5)%
As percentage of net revenues	(30.0)%	(22.4)%	-

R&D expenses increased compared to the prior year’s first half, mainly because the first half of 2011 benefited from a $100 million billing of R&D services by ST-Ericsson to a third party.

Total R&D expenses were net of research tax credits, which amounted to $74 million, decreasing compared to $82 million in the year ago period, because of the qualification for recognition of additional credits in the first half of 2011.

Other income and expenses, net

	Six Months Ended
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Research and development funding	$42	$63
Phase-out and start-up costs	-	(8)
Exchange gain net	1	6
Patent costs	(16)	(14)
Gain on sale of non-current assets	8	14
Other, net	-	(3)
Other income and expenses, net	$35	$58
As percentage of net revenues	0.8%	1.1%

Other income and expenses, net, mainly included, as income, items such as R&D funding and gain on sale of non-current assets and, as expenses, patent costs.  Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities.  In the first half of 2012, the balance of these factors resulted in an income net of $35 million, declining compared to $58 million in the first half of 2011, mainly due to the lower level of R&D funding.

Impairment, restructuring charges and other related closure costs

	Six Months Ended
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(74)	$(55)

In the first half of 2012, we recorded $74 million of impairment, restructuring charges and other related closure costs, of which:

•	$44 million related to the new ST-Ericsson restructuring plan announced in April 2012, primarily consisting of employee termination benefits for involuntary departures;

•
$19 million related to the ST-Ericsson cost savings plan announced in June 2011, primarily consisting of employee termination benefits and lease contract termination costs recorded at cease-use date pursuant to the closure of certain locations;

•	$1 million related to the ST-Ericsson workforce reduction plans announced in April and December 2009; and

•
$10 million related to the manufacturing restructuring plan as part of the closure of our Carrollton (Texas) and Phoenix (Arizona) sites of which $8 million was recorded as an impairment on the Carrollton building and facilities.

In the first half of 2011, we recorded $55 million of impairment, restructuring charges and other related closure costs of which: (i) $35 million related to our manufacturing restructuring plan as part of the closure of our Carrollton and Phoenix sites, and primarily related to lease contract termination costs recorded at cease-use date and other closure costs and one-time termination benefits paid to employees who rendered services until the complete closure of the fabs; (ii) $6 million related to the workforce reduction plans announced in April and December 2009 by ST-Ericsson, primarily relating to lease contract termination costs and other closure costs pursuant to the closure of certain locations; (iii) $13 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of the upfront booking of employee termination benefits; and (iv) $1 million related to other restructuring initiatives.

Operating income (loss)

	Six Months Ended
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Operating income (loss)	$(559)	$201
As percentage of net revenues	(13.4)%	3.9%

Our operating results deteriorated compared to the first half of 2011 mainly due to the negative impact of revenues both in terms of a volume decrease and average selling price decline, higher unused capacity charges which accounted for $87 million in the first half 2012, the $54 million charge related to the arbitration award paid to NXP; furthermore, the first half of 2011 benefited from $100 million billing of R&D services by ST-Ericsson to a third party.  This resulted in a first half operating loss of $559 million compared to an operating income of $201 million in the year ago period.

Our wholly owned businesses (APG, Digital, AMM and PDP) reported a decline in their profitability levels compared to the year-ago period, due to lower levels of revenues.  APG registered an operating income of $75 million or approximately 9% of revenues, down from $141 million, or 16% of the first half revenues of 2011, mainly driven by about an 11% decrease in revenues.  AMM profit declined from $343 million or 19% of revenues to $197 million or about 13% of revenues, led by a 14% decline in revenues.  PDP’s operating result decreased from $90 million income or about 13% of revenues, down to $2 million loss, originated by a 26% decrease in revenues.  Digital registered an operating loss of $74 million or about negative 11% of current half revenues, down from $78 million operating income or approximately 8% of the first half revenues of 2011, originated by a 32% decline in revenues. Wireless’ operating loss increased from $386 million to $533 million, of which the largest part was generated from ST-Ericsson JVS, which was partially originated by a 13% decline in revenues and by a $100 million from R&D services, which benefited the first half 2011; as usual, 50% of this loss was attributed to Ericsson as noncontrolling interest below operating loss. The segment “Others” increased its losses to $222 million, from $65 million in the year ago period, mainly due to higher amounts of unused capacity charges and restructuring charges and the NXP arbitration award charge.

Other-than-temporary impairment charge and realized gain on financial assets

	Six Months Ended
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Other-than-temporary impairment charge and realized gain on financial assets	$-	$318

In the first half of 2011, the income of $318 million represented a balance of (i) a realized gain on financial assets of $323 million as a result of the cash settlement from Credit Suisse against the transfer of ownership of certain Auction Rate Securities and (ii) an other-than-temporary impairment charge of $5 million as an adjustment of the fair value of certain marketable securities.

Interest expense, net

	Six Months Ended
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Interest expense, net	$(19)	$(18)

The first half of 2012 registered an interest expense of $19 million, basically equivalent to the year-ago period despite the increased costs associated with the higher ST-Ericsson debt.

Loss on equity-method investments

	Six Months Ended
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Loss on equity-method investments	$(9)	$(15)

In the first half of 2012, we recorded a charge of $9 million, out of which $6 million related to 3Sun, while the remaining $ 3 million loss related to our proportionate share in the loss of ST-Ericsson JVD, including amortization of basis difference.  In the first half of 2011, we recorded a charge of $15 million, which comprised a $12 million loss related to our proportionate share in the loss of ST-Ericsson JVD.

Gain on financial instruments, net

	Six Months Ended
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Gain on financial instruments, net	$3	$22

The $3 million gain on financial assets in the first half of 2012 was mainly associated with the gain of $2 million related to the repurchase of our 2016 Convertible Bonds and $1 million related to the sale of some marketable securities.  In the first half of 2011, the $22 million gain on financial instruments was mainly associated with the gain of $20 million related to the sale of the remaining Micron shares and the unwinding of the related hedging of our equity participation in Micron received upon the Numonyx disposal.

Income tax benefit (expense)

	Six Months Ended
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Income tax benefit (expense)	$14	$(114)

During the first half of 2012, we registered an income tax benefit of $14 million, reflecting the yearly effective tax rate estimated in each of our jurisdictions and applied to consolidated results before taxes.  This resulted in a tax rate which is the combination of (i) income tax expense estimated at about 19% rate on the ST entities income, and (ii) an income tax benefit in the first quarter 2012 computed with a tax rate applicable to the losses on the ST-Ericsson entities; this benefit was not accounted for in the second quarter 2012 since the relevant deferred tax assets were fully offset by a valuation allowance.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions.  Our income tax amounts and rates depend also on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges.  We currently enjoy certain tax benefits in some countries.  Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future periods and may increase in the coming years.  In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net loss (income) attributable to noncontrolling interest

	Six Months Ended
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$318	$196

In the first half of 2012, we recorded $318 million income representing the loss attributable to noncontrolling interest, which mainly included the 50% less one share owned by Ericsson in the consolidated ST-Ericsson JVS.  In the first half of 2011, the corresponding amount was $196 million.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution.  Those amounts were not material.

Net income (loss) attributable to parent company

	Six Months Ended
	June 30, 2012	July 2, 2011
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$(252)	$590
As percentage of net revenues	(6.0)%	11.6%

For the first half of 2012, we reported a net loss of $252 million, a significant decline compared to the year-ago first half net income due to the aforementioned factors.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents.  Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works.  In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license for patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete.  See “Item 3.  Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.  We are also party to certain disputes which are not related to patents or other IP rights.

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated.  As of June 30, 2012, provisions for estimated probable losses with respect to legal proceedings were not considered material.  In addition, the amount we estimated for possible losses was between $10 million and $48 million.  We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment.  There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities.  Legal costs associated with claims are expensed as incurred.

We are a party to legal proceedings with Tessera, Inc.

In 2006, Tessera initiated a patent infringement lawsuit against us and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California.  Tessera also filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against us and numerous other parties.  During the ITC proceedings, the District Court action was stayed.  On May 20, 2009, the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired.  The patents asserted by Tessera, which related to ball grid array packaging technology, expired in September 2010.  The Court of Appeal affirmed the ITC’s orders and on November 28, 2011, the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final.

In 2012, the District Court proceedings were revived in California and a trial has been tentatively scheduled for April 2014.  Pursuant to these proceedings, Tessera is seeking an unspecified amount of monetary damages as compensation for alleged infringement of its two packaging patents now expired.

We are a party to legal proceedings with Rambus Inc.

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against us and numerous other parties, asserting that we engaged in unfair trade practices by importing certain memory controllers and devices using certain interface technologies that allegedly infringe certain patents owned by Rambus.  The complaint seeks an exclusion order to bar importation into the United States of all semiconductor chips that include memory controllers and/or peripheral interfaces that are manufactured, imported, or sold for importation and that infringe any claim of the asserted patents, and all products incorporating the same.  The complaint further seeks a cease and desist order directing us and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any semiconductor chips that include memory controllers and/or peripheral interfaces, and products containing such semiconductor chips, that infringe any claim of the asserted patents.  On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint.  We filed our response to the complaint on February 1, 2011.  A trial was held before the ITC from October 11, 2011 until October 20, 2011.  On March 2, 2012, the ITC issued an Initial Determination ruling that we, along with our other co-defendants, did not violate the five patents asserted by Rambus.  On July 25, 2012, the ITC issued its Final Determination confirming that all of Rambus’ asserted patent claims were invalid, except for one, for which it found that Rambus had not demonstrated infringement.  In addition, the ITC reversed a determination that Rambus had demonstrated the existence of a domestic industry and affirmed a determination that certain patents are unenforceable under the doctrine of unclean hands.

Also on December 1, 2010, Rambus filed a lawsuit against us in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents.  On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus’ patent infringement claims pending completion of the aforementioned ITC proceedings.  The case is stayed as to nine of the asserted patents, and moving forward as to the remaining patents.  No trial date has yet been set.  We intend to vigorously defend our rights and position in these matters.

Following a request made in March 2011, we have been informed that on February 1, 2012, the President of the Second Chamber of the European Court of Justice issued an order allowing us to intervene in a case between Hynix, on the one hand, and the European Commission and Qualcomm on the other hand, seeking annulment of the European Commission decision of December 9, 2009, which made binding certain commitments by Rambus on maximum royalty rates that would be applicable to a license of the patents asserted by Rambus against us, should we decide to enter into such a license. As of the date of this document, the hearing has not been scheduled.

We are a party to legal proceedings with Caltech.

On May 1, 2012, the California Institute of Technology (“Caltech”) filed a complaint with the ITC against us and certain of our customers seeking the opening by the ITC of an investigation into the importation into the U.S. of certain CMOS image sensor products which allegedly infringe three Caltech patents.  These proceedings follow a lawsuit filed in Federal Court (Los Angeles and Orange County) by Caltech against us claiming infringement of various patents, including the three patents now put forward by Caltech before the ITC by our image sensor products.  We intend to vigorously defend our rights and position in these matters.

We and our subsidiaries are also involved in other legal proceedings, claims and litigation arising in the ordinary course of business.

All pending claims and litigation proceedings involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to prosecute and defend.  The results of legal proceedings are inherently uncertain, and material adverse outcomes are possible.  The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, which could adversely impact our product gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the type of work that employees involved in such litigation may perform for us.  From time to time we may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement.  The settlement of any pending litigation or other proceeding could require us to incur substantial settlement payments and costs.  Furthermore, the settlement of any intellectual property proceeding may require us to grant a license to certain of our intellectual property rights to the other party under a cross-license agreement.  If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected.  In addition, from time to time we are approached by holders of intellectual property to engage in discussions about our obtaining licenses to their intellectual property.  We will disclose the nature of any such discussion if we believe that (i) it is probable an intellectual property holder will assert a claim of infringement, (ii) there is a reasonable possibility the outcome (assuming assertion) will be unfavorable, and (iii) the resulting liability would be material to our financial condition.  We also constantly review the merits of litigation and claims which we are facing and decide to make an accrual when we are able to reasonably determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  To date, we have not determined on such basis that any of the litigation or claims which we are facing gives rise to a material liability, singly or in the aggregate.

Related Party Transactions

One of the members of our Supervisory Board is a member of the Board of Directors of Technicolor (formerly known as Thomson), one of the members of the Supervisory Board is a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International.  One of our executive officers is a member of the Board of Directors of Soitec and Adecco.  Adecco, as well as Oracle’s new subsidiary PeopleSoft, supply certain services to our Company.  We have conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics.  Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arm’s length basis in line with market practices and conditions.

In the first half ended June 30, 2012, our related party transactions were primarily with our significant shareholders, or their subsidiaries and companies in which our management performs similar policymaking functions.  These include, but are not limited to:  Adecco, Areva, BESI, Flextronics, Oracle and Technicolor.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars.  However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar.  As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short-term, our level of revenues when reported in U.S. dollars.  Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products.  Furthermore, certain significant costs incurred by us, such as manufacturing costs, selling, general and administrative expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located.  Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Sweden, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations:  in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar.  On the other hand, our results are favorably impacted when the dollar strengthens.  The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues.  Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling, general and administrative expenses, located in the Euro zone, which we account for as cash flow hedging contracts.  We use three different types of hedging contracts, consisting of forward contracts, collars and options.

Our consolidated statements of income for the three months ended June 30, 2012 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period.  Our effective average exchange rate was $1.32 for €1.00 for the first half of 2012 compared to $1.35 for €1.00 for the first half of 2011.  Our effective exchange rate was $1.32 for the second quarter of 2012 and $1.33 for €1.00 for the first quarter of 2012 while it was $1.37 for €1.00 for the second quarter of 2011.

These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.  The U.S. dollar rate strengthened significantly towards the end of the second quarter 2012 compared to the Euro and the closing rate as of June 30, 2012 was 1.2590.  However, our effective exchange rate for the quarter was 1.32 since a large part of our costs denominated in Euros were hedged in previous periods in line with our policies.

As of June 30, 2012, the outstanding hedged amounts were €760 million to cover manufacturing costs and €478 million to cover operating expenses, at an average exchange rate of about $1.3412 and $1.3378 to €1.00, respectively (considering the options and the collars at strike and including the premiums paid to purchase foreign exchange options), maturing over the period from July 3, 2012 to June 4, 2013.  As of June 30, 2012, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory represented a deferred loss of approximately $50 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity, compared to a deferred loss of approximately $67 million before tax at December 31, 2011.  With respect to the portion of our R&D expenses incurred in ST-Ericsson Sweden, as of June 30, 2012, the outstanding hedged amounts were Swedish krona 879 million at an average exchange rate of about SEK 6.8658 to $1.00, maturing over the period from July 12, 2012 to June 5, 2013.  As of June 30, 2012, these outstanding hedging contracts represented a deferred loss of approximately $1 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the consolidated statements of equity, compared to a deferred loss of approximately $4 million before tax at December 31, 2011.  Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next quarters and a declining percentage of our exposure in each quarter thereafter.  In the second quarter of 2012, as a result of Euro U.S. dollar and U.S. dollar Swedish krona cash flow hedging contracts expired, we recorded a net loss of $18 million, consisting of a loss of about $9 million to R&D expenses, a loss of about $8 million to costs of goods sold and a loss of $1 million to selling, general and administrative expenses, while in the second quarter of 2011, we recorded a net gain of $57 million.  During the second quarter of 2012, we started to hedge certain manufacturing costs denominated in Singapore dollars; however, the amount was not material.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments.  We may in the future purchase or sell similar types of instruments.  See Item 11. “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.  Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment.  No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar.  Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.  The net effect of the consolidated foreign exchange exposure resulted in a net gain of $2 million recorded in “Other income and expenses, net” in our second quarter of 2012 Statement of Income.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate.  Income and expenses, as well as cash flows, are translated at the average exchange rate for the period.  The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency.  Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of equity.  At June 30, 2012, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our consolidated statements of income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities and bank fees (including fees on committed credit lines).  Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income.  Our interest expense is mainly associated with long- and short-term debt, which mainly consists of 2013 floating rate Senior Bonds, which is fixed quarterly at a rate of Euribor plus 40bps, and European Investment Bank Floating Rate Loans at Libor plus variable spreads.  Our 2016 Convertible Bond was almost entirely repaid to the bondholders in the first quarter of 2012 upon the exercise of the put option and fully redeemed in the second quarter of 2012.

At June 30, 2012, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.44%.  In the same period, the average interest rate on our outstanding debt was 1.68%, made of $916 million of our debt at 0.89% and including the external portion of the short-term debt of ST-Ericsson for $619 million at 2.85%.

During the second quarter of 2012, our interest expense registered sequentially a decrease mainly originated by the charges paid by ST-Ericsson in the previous quarter on the factoring of its multi-year research tax credit (see “Liquidity and Capital Resources”).

Impact of Changes in Equity Prices

The impact of changes in equity prices was applicable in previous years to us mainly in relation to our participation in Micron, following the Numonyx divestiture.  As consideration for the divestiture of our share in Numonyx in May 2010, we received 66.88 million Micron shares and we owed $78 million to one of our partners.  In the fourth quarter of 2010 we sold 46.8 million shares at an average price of $8.48 per share, including the unwinding of the applicable hedging contracts.  We received proceeds of $319 million (net of the $78 million payment to one of our partners) and realized a $13 million loss in the fourth quarter 2010.  The remaining 20.1 million shares were sold in January 2011, together with the unwinding of their hedging contracts, for total proceeds of $195 million, realizing a gain of $20 million, recorded as a gain on financial instruments in the first quarter 2011.

As of June 30, 2012, we did not hold any significant participations, which could be subject to a material impact in changes in equity prices.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls.  The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates.  Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office.  The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A3/A-” or better.  Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service (“Moody’s”) and A- from Standard & Poor’s (“S&P’s”) or Fitch Ratings (“Fitch”).  Marginal amounts are held in other currencies.  See Item 11.  “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility.  As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2012, the evolution of our cash flow produced a decrease in our cash and cash equivalents of $106 million, due to the net cash used in investing activities and financing activities exceeding the net cash from operating activities.

The evolution of our cash flow for the comparable periods is set forth below:

	Six Months Ended
	June 30, 2012	July 2, 2011
	(In millions)
Net cash from operating activities	$213	$467
Net cash from (used in) investing activities	(86)	83
Net cash used in financing activities	(192)	(98)
Effect of changes in exchange rates	(41)	11
Net cash increase (decrease)	$(106)	$463

Net cash from operating activities.  The net cash from operating activities in the first half of 2012 was $213 million, decreasing compared to the prior year period mainly due to the overall deterioration of our financial results (see “Results of Operations” for more information).  Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in assets and liabilities.  The deterioration in net cash from operating activities in the first half of 2012 compared to the first half 2011 was due to the net income (loss) adjusted for non-cash items and the change in assets and liabilities, as follows:

•
Net income (loss) adjusted for non-cash items significantly decreased to $85 million of cash used in the first half of 2012 compared to $595 million of cash generated in the prior year period, mainly due to the deteriorated operating results;

•
Changes in assets and liabilities generated cash for a total amount of $298 million in the first half of 2012, compared to $128 million used in the prior year period.  The first half of 2012 changes were represented by a positive trend in all the components of assets and liabilities except trade receivables, which were using cash in line with an increased level of revenues. While in the first half of 2011 negative changes were mainly due to the cash used to build inventory in an amount of $199 million, the main factor contributing to favorable change in the first half of 2012 was trade payables for an amount of $285 million. Furthermore the first half of 2012 also included a favorable net cash impact of $40 million deriving from the sales, with no recourse, of trade and other receivables done by ST-Ericsson, compared to $80 million in the first half of 2011.

Net cash from (used in) investing activities.  Investing activities used $86 million of cash in the first half of 2012, mainly due to the payments for tangible, intangible and financial assets, partially balanced by the net cash from proceeds of the sale of certain marketable securities.  Payments for the purchase of tangible assets net of proceeds from sale totaled $195 million, a significant decrease compared to $798 million registered in the prior year period.  Investing activity in the first half of 2011 generated $83 million of cash, mainly from proceeds from the sale of current marketable securities which totaled $638 million, the $350 million proceeds from the settlement of non-current marketable securities and $195 million proceeds from the sale of stock received on investment divestiture, partially offset by the payments for tangible assets, investment in short-term deposits, payment for purchase of marketable securities, and investment in intangible and financial assets.

Net cash used in financing activities.  Net cash used in financing activities was $192 million in the first half of 2012 with an increase compared to the $98 million used in the first half of 2011 mainly due to the cash used for repayment of our 2016 Convertible Bonds upon the exercise by the bondholders of their put options in the first quarter 2012.  Moreover, the first half 2012 amount included $177 million as dividends paid to stockholders, compared to $151 million in the first half 2011.

Free Cash Flow (non U.S. GAAP measure).

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from (used in) operating activities plus (minus) (ii) net cash from (used in) investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, which are considered as temporary financial investments.  The result of this definition is ultimately net cash from (used in) operating activities plus (minus) payment for purchase of tangible and intangible assets and net proceeds from sales of stock received on investment divestitures.  We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating activities to sustain our operating investing activities.

Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.  Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities and restricted cash, the net cash used in financing activities and the effect of changes in exchange rates.  In addition, our definition of Free Cash Flow may differ from definitions used by other companies.  Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flow:

	Three Months Ended	Six Months Ended
	June 30, 2012	June 30, 2012	July 2, 2011
	(In millions)
Net cash from (used in) operating activities	$(37)	$213	$467
Net cash from (used in) investing activities	(199)	(86)	83
Payment for purchase and proceeds from sale of marketable securities, short-term deposits and restricted cash, net (1)	107	(158)	(749)
Payment for purchase of tangible and intangible assets, net proceeds from sales of stock received on investment divestitures and payment for business acquisitions (2)	(92)	(244)	(666)
Free Cash Flow (non U.S. GAAP measure)	$(129)	$(31)	$(199)

(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to temporary financial investments of our liquidity:  Payment for purchase of marketable securities, Proceeds from sale of marketable securities, Proceeds from settlement of non-current marketable securities, Investment in short-term deposits, Proceeds from matured short-term deposits, Restricted cash and Release of restricted cash.

(2)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the operating investing activities:  Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Investment in intangible and financial assets, Proceeds from sale of intangible and financial assets, Net proceeds from sale of stock received on investment divestiture and Payment for business acquisitions, net of cash and cash equivalent acquired.

Free Cash Flow was negative by $31 million in the first half of 2012, as a result of $213 million net cash from operating activities, which was lower than the total amount of $244 million required for the payment for purchase of tangible, intangible and financial assets; this first half 2012 result improved compared to negative $199 million in the first half of 2011, which was mainly related to a significantly higher level of payment for tangible assets. The declining net cash generated by operating activities was largely due to the deterioration of our operating results. Our first half 2012 Free Cash Flow was impacted by a significantly lower amount of tangible asset payments net of proceeds from sale, which amounted to $195 million comparable to $798 million in the equivalent year-ago period.

Net financial position (non U.S. GAAP measure).

Our net financial position represents the balance between our total financial resources and our total financial debt.  Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term debt and long-term debt, as represented in our Consolidated Balance Sheets.  Net financial position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness, which includes the 50% of ST-Ericsson indebtedness.  Moreover, we also present the ST financial position, which does not include the ST-Ericsson indebtedness towards our partner in the joint venture JVS.  Our net financial position has been determined as follows from our Consolidated Balance Sheets:

	As at
	June 30, 2012	March 31, 2012	July 2, 2011
	(In millions)
Cash and cash equivalents	$1,806	$2,059	$2,355
Marketable securities	259	154	426
Restricted cash	4	7	8
Short-term deposits	-		151
Total financial resources	2,069	2,220	2,940
Short-term debt	(1,173)	(1,076)	(825)
Long-term debt	(362)	(366)	(1,045)
Total financial debt	(1,535)	(1,442)	(1,870)
Net financial position	$534	$778	$1,070
ST-Ericsson net debt to Ericsson	$619	$489	$223
ST financial position	$1,153	$1,267	$1,293

Our net financial position (ST financial position) as of June 30, 2012 resulted in a net cash position of $1,153 million, slightly decreasing compared to $1,267 million at March 31, 2012 and $1,293 million at July 2, 2011.  Total financial resources declined sequentially mainly following the payment of the NXP arbitration award and the negative free cash flow.  Total financial debt increased mainly due to a higher amount of short-term borrowings related to the debt due from ST-Ericsson to Ericsson.

Cash and cash equivalents amounted to $1,806 million as at June 30, 2012, declining sequentially from $2,059 million as a result of our cash flow evolution as presented above.  Cash and cash equivalents are mainly comprised of current accounts and deposits at call of $257 million and money market deposits for $1,399 million, which are denominated partly in U.S. dollars and partly in Euros.

Restricted cash of $4 million is cash in an escrow account which is related to the disposal of the Numonyx investment.

Marketable securities was composed of $109 million invested in senior debt securities (out of which $84 million at a floating rate and $25 million at a fixed rate) issued by primary financial institutions with an average rating of A3/A- from Moody’s and S&P’s and of $150 million invested in Aaa U.S. Government Treasury Bills with maturity less than 5 months.  The Floating Rate Notes are classified as available-for-sale and reported at fair value.  See Note 11 to our Unaudited Interim Consolidated Financial Statements.

Financial debt was $1,535 million as at June 30, 2012, composed of (i) $619 million short-term borrowings, (ii) $554 million of current portion of long-term debt and (iii) $362 million long-term debt.  The breakdown of our total financial debt included:  (i) $441 million of our 2013 Senior Bonds, (ii) $447 million in European Investment Bank loans (the “EIB Loans”), (iii) $20 million in loans from other funding programs, (iv) $8 million of capital leases, and (vi) $619 million of short-term borrowings related to ST-Ericsson owed by the joint venture to our partner, Ericsson.  The EIB Loans represent two committed credit facilities as part of R&D funding programs.  The first, for R&D in France, was drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $166 million had been paid back as at June 30, 2012.  The second for R&D projects in Italy, was drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million, out of which $108 million had been paid back as of June 30, 2012.  Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of about $482 million.  At June 30, 2012, the amounts available under the short-term lines of credit were unutilized.  In 2010, we signed with the European Investment Bank another €350 million multi-currency loan to support our industrial and R&D programs, which is currently undrawn.

In 2010, we granted, together with Ericsson, a $200 million committed facility to ST-Ericsson SA, extended to $800 million in 2011.  In January 2012, we and Ericsson extended the committed facility to fund ST-Ericsson SA to the level of $1.1 billion.  In May 2012, the committed facility was increased up to $1.4 billion.  As of June 30, 2012, $1,238 million ($619 million for each parent) was utilized.  Furthermore, we and Ericsson are planning to increase the facility up to $1.6 billion. Withdrawals on the facility are subject to approval by the parent companies at ST-Ericsson’s Board of Directors.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us.  Upon a change of control, the holders of our 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds.

In February 2006, we issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016.  The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares.  In order to optimize our liability management and yield, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million and corresponding to 4,295,722 shares) and in 2010 (385,830 bonds for a total cash consideration of $410 million and corresponding to 16,912,433 shares).  On February 23, 2011, certain holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%.  In the third and fourth quarters of 2011, we repurchased 248,645 bonds for a total cash consideration of $270 million, corresponding to 10,899,080 shares.  On February 23, 2012, certain holders redeemed 190,131 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds.  In addition, on March 12, 2012, we accepted the further put of 4,980 bonds for a cash consideration of $5 million.  As of March 31, 2012, there were 5,291 bonds remaining outstanding.  On March 28, 2012, we published a notice of sweep-up redemption for the remaining 5,291 bonds outstanding, which were redeemed on May 10, 2012.  As of June 30, 2012, there were no bonds remaining outstanding.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly owned subsidiaries issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873% (“2013 Senior Bonds”).  The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity.  The notes have a put for early repayment in case of a change of control.  The 2013 Senior Bonds issued by ST BV are guaranteed by ST NV.  We repurchased a portion of our 2013 Senior Bonds:  (i) for the amount of $98 million in 2010 and (ii) for the amount of $107 million in 2011.

As of June 30, 2012 we had the following credit ratings on our 2013 Senior Bonds:

	Moody’s Investors Service	Standard & Poor’s

Floating Rate Senior Bonds due 2013	Baa1	BBB+

On April 30, 2012, Moody’s affirmed our Baa1 rating and changed the outlook to negative from stable.

We are also rated “BBB” from Fitch on an unsolicited basis.  On May 29, 2012, Fitch lowered our senior debt rating from BBB+ to BBB with negative outlook.

On February 6, 2009 S&P’s lowered our senior debt rating from “A-“ to “BBB+”.

As of June 30, 2012, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Payments Due by Period
	Total	2012	2013	2014	2015	2016	Thereafter
	(In millions)
Long-term debt (including current portion)	$916	$90	$551	$109	$87	$77	$2

Financial Outlook

Our policy is to modulate our capital spending according to the semiconductor market evolution; based on current visibility, we are planning to reduce our 2012 original capital investment plan by approximately 25%.  Our focus will be on manufacturing improvements that bring productivity gains so we expect our capital expenditure for the total year 2012 to be in the range of $500 to $600 million, aligned with our overall target of capital expenditures below 10% of revenues in a cycle.  The most significant of our 2012 capital expenditure projects are expected to be:  (a) for the front end facilities:  (i) in our 300-mm fab in Crolles, technology evolution to introduce the capability for 20 nm processes, and mix evolution to support the production ramp up of the most advanced technologies, targeting a capacity of 3,700 wafers per week by second half of 2013; (ii) the startup of the pilot line for the conversion program to 200-mm of our 150-mm fab in Ang Mo Kio (Singapore); (iii) few selective programs of mix evolution in our 200-mm fabs, mainly in the area of analog processes; and (iv) quality, safety, maintenance and cost saving investment in both 150-mm and 200-mm front end fabs; (b) for the back end facilities, capital expenditures will mainly be dedicated to:  (i) capacity growth on strategic package families, mainly in the area of MEMS to sustain market demand; (ii) modernization of package lines targeting cost saving benefits (copper bonding vs. gold bonding and increase in lead frame density); and (iii) specific investments in the areas of quality, environment and energy saving; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) according to demand evolution.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions.  We expect to need significant financial resources in the coming years for capital expenditures, for our investment in R&D and the committed facility to ST-Ericsson.  We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities.  A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities.  Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

Furthermore, there may be a need to provide additional financing by the parent companies to the ST-Ericsson joint venture.

We are expecting to participate in a 3Sun share capital increase under certain conditions together with our partners for an amount of €30 million (for each partner) to be completed in line with activity expansion.

We believe that we have the financial resources needed to meet our business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, dividend payments and the repayment of our debts in line with their maturity dates.  We may use some of our available cash to repurchase a portion of our outstanding debt securities, including the 2013 Senior Bonds, should market conditions permit.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of:  operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; pension obligations and other long-term liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at June 30, 2012.

Backlog and Customers

During the second quarter of 2012, our bookings plus frames orders slightly increased compared to the first quarter, with a solid trend in the first part of the quarter, while they weakened particularly in the month of June.  While it is difficult to assess the potential impact of the macroeconomic environment, as the visibility is limited, we entered the third quarter 2012 with a backlog slightly higher than the level we had when entering the second quarter 2012.  Backlog (including frame orders) is subject to possible cancellation, push back and a lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

Both in the second quarter of 2012 and the second quarter of 2011, no customer accounted for more than 10% of our net revenues.  There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods.  If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

As in prior periods, our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this report.  Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report.  In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken.  This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F.  The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which, as of December 2010, reports directly to the Audit Committee.  The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary.  Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

In connection with our Disclosure Controls evaluation, we have received a certification from ST-Ericsson’s management with respect to their internal controls at ST-Ericsson and their affiliates, which are consolidated in our financial statements but which act as independent companies under the 50-50% governance structure of their two parents.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls (including those at ST-Ericsson) were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements.  It can provide only reasonable assurance regarding financial statement preparation and presentation.  Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to the inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Overview—Business Outlook” and in “Liquidity and Capital Resources—Financial Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
the possible impact of an impairment charge on the carrying value of the ST-Ericsson investment in our books of approximately $1.6 billion, as well as on our consolidated results, which is dependent on the successful execution of ST-Ericsson’s new strategic direction plan and its related savings announced on April 23, 2012;

•
changes in demand in the key application markets and/or from key customers served by our products, including demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability in periods of reduced market demand or visibility to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing process technologies to cover our fixed operating costs;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations as well as our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the financial impact of obsolete or excess inventories if actual demand differs from our expectations as well as the ability of our customers to successfully compete in the markets they serve using our products;

•
our ability to maintain or improve our competitiveness  especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
current macro-economic and industry uncertainties, the Euro zone crisis and other global factors which may result in limited growth or recession in one or more important regions of the world economy, sovereign default, changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate, all of which may in turn also cause unplanned disruptions in our supply chain and reduced or delayed demand from our customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements.  Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.  Some of these risk factors are set forth and are discussed in more detail in “Item 3.  Key Information — Risk Factors” in our Form 20-F.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected.  We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3.  Key Information — Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Pages

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	June 30,	July 2,
In million of U.S. dollars except per share amounts	2012	2011

Net sales	2,140	2,545
Other revenues	8	22
Net revenues	2,148	2,567
Cost of sales	(1,412)	(1,590)
Gross profit	736	977
Selling, general and administrative	(292)	(316)
Research and development	(617)	(579)
Other income and expenses, net	22	32
Impairment, restructuring charges and other related closure costs	(56)	(31)
Operating income (loss)	(207)	83
Realized gain on financial assets	-	323
Interest expense, net	(6)	(3)
Earnings (loss) on equity-method investments	(2)	(9)
Income (loss) before income taxes and noncontrolling interest	(215)	394
Income tax expense	(20)	(83)
Net income (loss)	(235)	311
Net loss (income) attributable to noncontrolling interest	160	109
Net income (loss) attributable to parent company	(75)	420

Earnings (loss) per share (Basic) attributable to parent company stockholders	(0.08)	0.48
Earnings (loss) per share (Diluted) attributable to parent company stockholders	(0.08)	0.46

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	June 30,	July 2,
In million of U.S. dollars except per share amounts	2012	2011

Net income (loss)	(235)	311
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(200)	91
Foreign currency translation adjustments	(200)	91
Unrealized losses arising during the period	-	(2)
Less : reclassification adjustment for income included in net income (loss)	-	(45)
Unrealized losses on securities	-	(47)
Unrealized gains (losses) arising during the period	(59)	30
Less : reclassification adjustment for (income) losses included in net income (loss)	16	(52)
Unrealized losses on derivatives	(43)	(22)
Net losses arising during the period	2	1
Defined benefit pension plans	2	1
Other comprehensive income (loss), net of tax	(241)	23
Comprehensive income (loss)	(476)	334
Less : comprehensive loss attributable to noncontrolling interest	(169)	(109)
Comprehensive income (loss) attributable to the company's stockholders	(307)	443

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Six months ended
	(Unaudited)
	June 30,	July 2,
In million of U.S. dollars except per share amounts	2012	2011

Net sales	4,150	5,068
Other revenues	15	33
Net revenues	4,165	5,101
Cost of sales	(2,833)	(3,134)
Gross profit	1,332	1,967
Selling, general and administrative	(602)	(628)
Research and development	(1,250)	(1,141)
Other income and expenses, net	35	58
Impairment, restructuring charges and other related closure costs	(74)	(55)
Operating income (loss)	(559)	201
Other-than-temporary impairment charge and realized gain on financial assets	-	318
Interest expense, net	(19)	(18)
Loss on equity-method investments	(9)	(15)
Gain on financial instruments, net	3	22
Income (loss) before income taxes and noncontrolling interest	(584)	508
Income tax benefit (expense)	14	(114)
Net income (loss)	(570)	394
Net loss (income) attributable to noncontrolling interest	318	196
Net income (loss) attributable to parent company	(252)	590

Earnings (loss) per share (Basic) attributable to parent company stockholders	(0.28)	0.67
Earnings (loss) per share (Diluted) attributable to parent company stockholders	(0.28)	0.65

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended
	(Unaudited)
	June 30,	July 2,
In million of U.S. dollars except per share amounts	2012	2011

Net income (loss)	(570)	394
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(90)	293
Foreign currency translation adjustments	(90)	293
Unrealized gains arising during the period	4	6
Less : reclassification adjustment for income included in net income (loss)	-	(33)
Unrealized gains (losses) on securities	4	(27)
Unrealized gains (losses) arising during the period	(14)	91
Less : reclassification adjustment for (income) losses included in net income (loss)	31	(84)
Unrealized gains on derivatives	17	7
Net losses arising during the period	4	3
Defined benefit pension plans	4	3
Other comprehensive income (loss), net of tax	(65)	276
Comprehensive income (loss)	(635)	670
Less : comprehensive loss attributable to noncontrolling interest	(319)	(186)
Comprehensive income (loss) attributable to the company's stockholders	(316)	856

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
In million of U.S. dollars	2012	2011
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	1,806	1,912
Restricted cash	-	3
Marketable securities	259	413
Trade accounts receivable, net	1,072	1,046
Inventories, net	1,489	1,531
Deferred tax assets	175	141
Assets held for sale	20	28
Other current assets	578	506
Total current assets	5,399	5,580
Goodwill	1,054	1,059
Other intangible assets, net	577	645
Property, plant and equipment, net	3,606	3,920
Non-current deferred tax assets	366	332
Restricted cash	4	5
Long-term investments	109	121
Other non-current assets	432	432
	6,148	6,514
Total assets	11,547	12,094

Liabilities and equity
Current liabilities:
Bank overdrafts	-	7
Short-term debt	1,173	733
Trade accounts payable	965	656
Other payables and accrued liabilities	958	976
Dividends payable to stockholders	265	88
Deferred tax liabilities	1	14
Accrued income tax	94	95
Total current liabilities	3,456	2,569

Long-term debt	362	826
Post-retirement benefit obligations	414	409
Long-term deferred tax liabilities	23	21
Other long-term liabilities	282	273
	1,081	1,529
Total liabilities	4,537	4,098

Commitment and contingencies

Equity
Parent company stockholders' equity
Common stock (preferred stock:540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 887,244,257 shares outstanding)	1,156	1,156
Capital surplus	2,547	2,544
Retained earnings	2,874	3,504
Accumulated other comprehensive income	606	670
Treasury stock	(247)	(271)
Total parent company stockholders' equity	6,936	7,603
Noncontrolling interest	74	393
Total equity	7,010	7,996

Total liabilities and equity	11,547	12,094

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	(Unaudited)	(Unaudited)
	June 30,	July 2,
In million of U.S. dollars	2012	2011

Cash flows from operating activities:
Net income (loss)	(570)	394
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	569	639
Other-than-temporary impairment charge and realized (gain) on financial assets	-	(318)
Gain on financial instruments, net	(3)	(21)
Non-cash stock-based compensation	3	16
Other non-cash items	(50)	(62)
Deferred income tax	(86)	(17)
Loss (earnings) on equity-method investments	9	15
Impairment, restructuring charges and other related closure costs, net of cash payments	43	(51)
Changes in assets and liabilities:
Trade receivables, net	(31)	(65)
Inventories, net	25	(199)
Trade payables	285	31
Other assets and liabilities, net	19	105
Net cash from operating activities	213	467

Cash flows from investing activities:
Payment for purchase of tangible assets	(209)	(814)
Proceeds from sale of tangible assets	14	16
Payment for purchase of marketable securities	(150)	(154)
Proceeds from sale of marketable securities	305	638
Investment in short-term deposits	-	(150)
Proceeds from matured short-term deposits	-	73
Restricted cash	-	(95)
Release of restricted cash	3	87
Proceeds from settlement of non-current marketable securities	-	350
Investment in intangible and financial assets	(63)	(53)
Proceeds from sale of intangible and financial assets	14	-
Net proceeds from sale of stock received on investment divestiture	-	195
Payment for business acquisitions, net of cash and cash equivalents acquired	-	(10)
Net cash from (used in) investing activities	(86)	83

Cash flows from financing activities:
Proceeds from long-term debt	14	3
Proceeds from short-term borrowings	219	156
Repurchase of issued debt	(219)	(74)
Repayment of short-term borrowings	-	(8)
Repayment of long-term debt	(22)	(22)
Decrease in short-term facilities	(6)	-
Dividends paid to stockholders	(177)	(151)
Other financing activities	(1)	(2)
Net cash used in financing activities	(192)	(98)
Effect of changes in exchange rates	(41)	11
Net cash increase (decrease)	(106)	463
Cash and cash equivalents at beginning of the period	1,912	1,892
Cash and cash equivalents at end of the period	1,806	2,355

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2010 (Audited)	1,156	2,515	(304)	3,241	979	910	8,497
Stock-based compensation expense		29	33	(33)			29
Business combination						9	9
Comprehensive income (loss):
Net income (loss)				650		(495)	155
Unrealized gains on securities, net of tax					(32)		(32)
Unrealized gains on derivatives, net of tax					(116)	(10)	(126)
Other components of other comprehensive income, net of tax					(161)	(16)	(177)
Other comprehensive loss, net of tax					(309)	(26)	(335)
Comprehensive loss							(180)
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.40 per share				(354)			(354)
Balance as of December 31, 2011 (Audited)	1,156	2,544	(271)	3,504	670	393	7,996
Stock-based compensation expense		3	24	(24)			3
Comprehensive income (loss):
Net loss				(252)		(318)	(570)
Unrealized gains on securities, net of tax					4		4
Unrealized gains on derivatives, net of tax					14	3	17
Other components of other comprehensive income, net of tax					(82)	(4)	(86)
Other comprehensive loss, net of tax					(64)	(1)	(65)
Comprehensive loss							(635)
Dividends, $0.40 per share				(354)			(354)
Balance as of June 30, 2012 (Unaudited)	1,156	2,547	(247)	2,874	606	74	7,010

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 31, 2012, its second quarter ended on June 30 and its third quarter will end on September 29. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2011. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2012.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	provisions for litigation and claims and recognition and measurement of loss contingencies,

•
valuation at fair value of assets acquired in a business combination, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities,

•	annual and trigger-based impairment review of goodwill and intangible assets, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale,

•	assessment of credit losses and other-than-temporary impairment charges on financial assets,

•	restructuring charges, and

•
determination of the tax rate estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowances and assessment of provisions for uncertain  tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2012

In May 2011, the FASB issued and amended the guidance on fair value measurement and disclosure requirements in U.S. GAAP. The main changes to current practice are presented hereafter. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets. It also prohibits the application of a blockage factor to all fair value measurements. Moreover, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The new guidance also required the disclosure of quantitative information about unobservable inputs used, a description of the valuation process used by the entity and a qualitative discussion about the sensitivity of the measurements. Additionally, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but for which fair value is disclosed. The amendment is effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted the amendment as of January 1, 2012, which did not have any significant impact on fair value measurements as applied by the Company, and expanded the additional disclosures described above in Note 24.

In June 2011, the FASB issued new guidance for the presentation of comprehensive income. The new guidance eliminates the current option to report Other Comprehensive Income (“OCI”) and its components in the statement of equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements of net income and comprehensive income. Each component of net income and each component of OCI, together with totals for comprehensive income and its two parts, would need to be displayed under either alternative. The statement(s) would need to be presented with equal prominence as the other primary financial statements. The Company adopted the new guidance as of January 1, 2012 and elected to present items of net income and other comprehensive income in two separate, but consecutive, statements.

In September 2011, the FASB issued new guidance on testing goodwill for impairment. The revised guidance is intended to simplify the goodwill impairment test by providing an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The qualitative assessment consists of determining whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the entity concludes pursuant to this qualitative test that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would be required to conduct the current two-step goodwill impairment test. The revised guidance was adopted as of January 1, 2012 and the amended guidance is not expected to have any material effect on the Company’s goodwill impairment testing to be performed in the third quarter of each year.

In July 2012, the FASB issued new guidance on testing indefinite-lived intangible assets for impairment. It allows entities to perform a “qualitative” assessment to determine whether further impairment testing is necessary, similar in approach to the goodwill impairment test. The revised guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. However, an entity can choose to early adopt the revised guidance, provided that the entity has not yet performed its 2012 annual impairment test or issued its financial statements. The Company has early adopted the revised guidance, which will be applied to its annual impairment test to be performed in the third quarter of 2012. However, since the Company does not hold any indefinite-lived intangible assets, the revised guidance is not expected to have any material effect on the Company’s annual impairment testing.

Accounting pronouncements that are not yet effective and have not been adopted early by the Company

In December 2011, the FASB issued new guidance on disclosures about offsetting assets and liabilities. Entities with balances presented on a net basis in the financial statements shall disclose both gross and net information about instruments and transactions eligible for offset in the consolidated balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company will adopt the new guidance when effective and is currently evaluating the impact that the amended guidance will have on its disclosures.

6.	Revenues Under Multiple Deliverable Arrangements

The Company, from time to time, enters into agreements with multiple deliverables. The Company entered into certain agreements related to the licensing of manufacturing processes which include the delivery of a) licenses and process documentation and b) various training and implementation support. In the current agreements, the delivery of each instance of license and process documentation, as well as the training and support, are considered to be separate units of accounting. The timing of services in these arrangements varies depending on the contractual terms, but revenue is recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods, as appropriate.

As these manufacturing processes are not normally sold by the Company or other similar manufacturers, the valuation is based on best estimates of selling prices for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group’s determined value based on a cost plus analysis.

The actual past and the expected future revenues for the multiple deliverable arrangements are:

In millions of U.S. dollars	2010	2011	2012

Licenses and process documentation	29	56	9
Training and support services	28	14	10

Total Revenues under Multiple Deliverable Arrangements	57	70	19

Due to the long nature of some of the payments in these  agreements, some revenue is deferred until collectability is reasonably assured. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

7.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended		Six months ended
In millions of U.S. dollars	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011

Research and development funding	24	29	42	63
Phase-out and start-up costs	-	(1)	-	(8)
Exchange gain, net	2	3	1	6
Patent costs	(10)	(11)	(16)	(14)
Gain on sale of non-current assets	7	13	8	14
Other, net	(1)	(1)	-	(3)

Total Other income and expenses, net	22	32	35	58

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of held-for-trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 23.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, which primarily include reimbursements of prior patent litigation costs.

8.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the second quarter and first half of 2012 are summarized as follows:

	Three months ended on June 30, 2012
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	-	-	(1)	(1)
ST-Ericsson restructuring plan	-	(1)	-	(1)
ST-Ericsson cost savings plan	-	(2)	(8)	(10)
ST-Ericsson April 2012 restructuring plan	-	(39)	(5)	(44)
Total impairment, restructuring charges and other related closure costs	-	(42)	(14)	(56)

	Six months ended on June 30, 2012
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(8)	-	(2)	(10)
ST-Ericsson restructuring plan	-	(1)	-	(1)
ST-Ericsson cost savings plan	-	(10)	(9)	(19)
ST-Ericsson April 2012 restructuring plan	-	(39)	(5)	(44)
Total impairment, restructuring charges and other related closure costs	(8)	(50)	(16)	(74)

Impairment, restructuring charges and other related closure costs incurred in the second quarter and first half of 2011 are summarized as follows:

	Three months ended on July 2, 2011
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Manufacturing restructuring plan	-	(10)	(6)	(16)
ST-Ericsson restructuring plan	-	(1)	-	(1)
ST-Ericsson cost savings plan	-	(13)	-	(13)
Other restructuring initiatives	-	1	(2)	(1)
Total impairment, restructuring charges and other related closure costs	-	(23)	(8)	(31)

	Six months ended on July 2, 2011
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(3)	(15)	(17)	(35)
ST-Ericsson restructuring plan	(1)	(2)	(3)	(6)
ST-Ericsson cost savings plan	-	(13)	-	(13)
Other restructuring initiatives	-	1	(2)	(1)
Total impairment, restructuring charges and other related closure costs	(4)	(29)	(22)	(55)

Impairment charges

The Company recorded in the first half of 2012 impairment charges amounting to $8 million on the Carrollton building and facilities classified as “Assets Held for sale” in the consolidated balance sheet. The Company recorded in the first half of 2011 impairment charges amounting to $4 million primarily related to long-lived assets with no alternative future use.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at June 30, 2012 are summarized as follows:

	ST-Ericsson April 2012 restructuring plan	ST-Ericsson cost savings plan	ST-Ericsson restructuring plan	Manufacturing Restructuring Plan	Other Restructuring Initiatives	Total Restructuring & Other Related Closure Costs
Provision as at December 31, 2011	-	19	17	4	13	53
Charges incurred in 2012	44	19	1	2	-	66
Amounts paid	(2)	(18)	(7)	(2)	(2)	(31)
Currency translation effect	1	-	(1)	-	(1)	(1)
Provision as at June30, 2012	43	20	10	4	10	87

•	ST-Ericsson April 2012 restructuring plan

On April 23, 2012, ST-Ericsson announced a new restructuring plan aiming at reducing its workforce by 1,700 employees worldwide including attritions and employee transfers. This new restructuring plan has been combined with its ongoing cost savings plan formerly announced in June 2011. The Company recorded in the first half of 2012 $44 million restructuring charges. These restructuring charges primarily related to employee termination benefits corresponding to legal, contractual and past practice obligations for involuntary departures primarily in the sites for which closure was announced.

•	ST-Ericsson cost savings plan

Pursuant to its commitment to a restructuring plan announced in June 2011 aimed at achieving savings, the Company recorded in the first half of 2012 $19 million restructuring charges. These restructuring charges primarily related to employee termination benefits and lease contract termination costs recorded at cease-use date pursuant to the closure of certain locations.

•	ST-Ericsson restructuring plan

The Company recorded in the first half of 2012 restructuring charges totaling $1 million, pursuant to the ST-Ericsson restructuring plan announced and expanded in 2009, which was substantially completed during the first half of 2011.

•	Manufacturing restructuring plan

Pursuant to its commitment to a restructuring plan aimed at improving its manufacturing competitiveness, the Company recorded in the first half of 2012 a total restructuring charge amounting to $2 million. These restructuring charges primarily related to closure costs in relation with Carrollton fab.

Total impairment, restructuring charges and other related closure costs

The manufacturing restructuring plan, which was expected to result in a total pre-tax charge in the range of $270 million to $300 million registered a total charge of $313 million as of June 30, 2012. This plan was mainly completed in 2011.

The ST-Ericsson restructuring plan, which was expected to result in a total pre-tax charge in the range of $135 million to $155 million, registered a total charge of $171 million as of June 30, 2012. This plan was mainly completed in 2011.

The ST-Ericsson cost savings plan resulted in a total pre-tax charge of $45 million incurred as of June 30, 2012. This plan is expected to be substantially completed in 2012.

The ST-Ericsson April 2012 restructuring plan resulted in a total pre-tax of $44 million incurred as of June 30, 2012. This plan is expected to be completed in 2013.

The combined ST-Ericsson cost savings plan and the new ST-Ericsson restructuring plan released in April 2012 are expected to result in a total pre-tax charge in the range of $130 million to $150 million in addition to the $35 million already incurred for the ST-Ericsson cost savings plan before the announcement of the ST-Ericsson April 2012 restructuring plan.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, product and processes.

9.	Interest Expense, Net

Interest expense, net consisted of the following:

	Three months ended		Six months ended
In millions of U.S. dollars	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011

Income	3	6	8	10
Expense	(9)	(9)	(27)	(28)

Total interest expense, net	(6)	(3)	(19)	(18)

Interest expense mainly included charges related to the sale of trade and other receivables and associated costs of ST-Ericsson debt.

10.	Earnings (Loss) per share

Basic net earnings (loss) per share (“EPS”) is computed based on net income (loss) attributable to parent company shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	Three months ended		Six months ended
In millions of U.S. dollars, except share and per share amounts	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011

Basic income (loss) per share:

Net income (loss)	(75)	420	(252)	590
Weighted average shares outstanding	886,056,411	883,001,631	885,527,601	882,347,342

Income (loss) per share (basic)	(0.08)	0.48	(0.28)	0.67

Diluted income (loss) per share:

Net income (loss)	(75)	420	(252)	590
Convertible debt interest	-	1	-	3
Net income (loss) adjusted	(75)	421	(252)	593
Weighted average shares outstanding	886,056,411	883,001,631	885,527,601	882,347,342
Dilutive effect of nonvested shares	-	4,344,436	-	4,641,619
Dilutive effect of convertible debt	-	19,689,104	-	20,221,013
Number of shares used in calculating income (loss) per share	886,056,411	907,035,171	885,527,601	907,209,974

Income (loss) per share (diluted)	(0.08)	0.46	(0.28)	0.65

As of June 30, 2012, there were outstanding stock options exercisable into the equivalent of 16,931,945 common shares. There was also the equivalent of 5,624 common shares outstanding for convertible debt. The equivalent common shares outstanding for the convertible debt decreased during the first half of 2012 because of the partial exercise by the bond holders of the put option and the full redemption by the Company of the remaining 2016 convertible bonds. None of these bonds have been converted into shares during the first half of 2012.

11.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at June 30, 2012 and December 31, 2011 are detailed in the table below:

In millions of U.S. dollars	December 31, 2011	Purchase	Sale / Settlement	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	June 30, 2012
Debt securities issued by the U.S. Treasury	100	150	(100)	-	-	-	150
Debt securities issued by foreign governments	81	-	(81)	-	-	-	-
Fixed rate debt securities issued by financial institutions	27	-	-	-	-	(2)	25
Senior debt Floating Rate Notes issued by financial institutions	205	-	(124)	3	1	(1)	84
Total	413	150	(305)	3	1	(3)	259
*Other Comprehensive Income

The change in fair value of the $150 million government debt securities classified as available-for-sale was not material as at June 30, 2012. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy. The duration of the government bills portfolio is less than 5 months on average and the securities are rated Aaa by Moody’s.

All securities are classified as available-for-sale and recorded at fair value as at June 30, 2012, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of equity, except for those changes deemed to be other-than-temporary impairment.

Out of the four investment positions in senior bonds issued by primary financial institutions, three securities are in an unrealized loss position, which has been considered as temporary. For all investments, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 1.3 years on average and the securities have a minimum Moody’s rating of Baa1, the Company expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments. As a result, the change in fair value is recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

As at December 31, 2011, the Company held $5 million in Euro-denominated senior unsecured bonds issued by Lehman Brothers, for an original investment of Euro 15 million. Those debt securities were sold in the first half of 2012, generating a non-operating gain of $1 million and cash proceeds totaling $5 million. The gain was reported on the line “Gain on financial instruments, net” on the consolidated statement of income for the six months ended June 30, 2012.

The debt securities are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at June 30, 2012, since they represent investments of funds available for current operations.

12.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

In millions of U.S. dollars	As at June 30, 2012	As at December 31, 2011
Trade accounts receivable	1,083	1,061
Valuation allowance	(11)	(15)
Total trade accounts receivable, net	1,072	1,046

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable within the ST-Ericsson venture. As at June 30, 2012, $139 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $554 million for the first half of 2012, with a financial cost totaling $2 million, reported on the line “Interest expense, net” on the consolidated statement of income for the six months ended June 30, 2012.

13.	Inventories, Net

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

In millions of U.S. dollars	As at June 30, 2012	As at December 31, 2011
Raw materials	88	105
Work-in-process	981	1,002
Finished products	420	424
Total Inventories, net	1,489	1,531

14.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Wireless Segment (“Wireless”)	Analog, MEMS and Microcontrollers Sector (“AMM”)	Digital Segment (“Digital”)	Total
December 31, 2011	921	95	43	1,059
Foreign currency translation	(4)	(2)	1	(5)
June 30, 2012	917	93	44	1,054

The Company performed an impairment test during the first quarter of 2012 in association with the release of ST-Ericsson’s new strategic plan, which was announced on April 23, 2012.  The new strategic plan includes the transfer of the development of the application processor platform from ST-Ericsson to the Digital product segment and an additional restructuring plan aimed to significantly reduce its workforce, accelerate time to market and lower the breakeven point by generating significant annual cost savings.  The five year plan for the Wireless segment used for this impairment test is based on the Company’s best estimate about future developments as well as market assumptions.  Furthermore, ST-Ericsson is still in a challenging situation due to a significant drop in sales of new products expected from one of its largest customers and a continued decline in legacy products.  ST-Ericsson continues to focus on securing the successful execution and delivery of its NovaThor ModAp platforms and Thor modems to customers while working to transform the company, which is aimed at lowering its breakeven point.  In the event of the unsuccessful execution of this plan or in case of a delay in the development of new products or material worsening of business prospects, the value of ST-Ericsson for the Company could decrease to a value significantly lower than the current carrying amount of ST-Ericsson in the Company’s books and the Company may be required to take an impairment charge, which could be material. In case the Wireless business experiences a lack of or delay in results, in particular with respect to design-wins with customers to generate future revenues and operating cash flow, this could result in future material non-cash impairment charges. Further impairment charges could also result from new valuations triggered by changes in the product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to the Company’s current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

15.	Other intangible assets

Other intangible assets consisted of the following:

June 30, 2012	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	895	(764)	131
Contractual customer relationships	488	(195)	293
Purchased software	407	(308)	99
Construction in progress	41	-	41
Other intangible assets	99	(86)	13
Total	1,930	(1,353)	577

December 31, 2011	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	882	(723)	159
Contractual customer relationships	488	(171)	317
Purchased software	358	(291)	67
Construction in progress	87	-	87
Other intangible assets	99	(84)	15
Total	1,914	(1,269)	645

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

The line “Other intangible assets” consists primarily of internally developed software.

Amortization expense was $89 million and $104 million for the six-month periods ended June 30, 2012 and July 2, 2011, respectively.

The estimated amortization expense of the existing intangible assets for the following years is as follows:

Year
2012	94
2013	125
2014	98
2015	60
2016	53
Thereafter	147
Total	577

16.	Long-Term Investments

Long-term investments consisted of the following:

	June 30, 2012	December 31, 2011
Equity-method investments	96	94
Cost-method investments	13	27
Total	109	121

Equity investments as at June 30, 2012 and December 31, 2011 were as follows:

In millions of U.S. dollars, except percentages	June 30, 2012		December 31, 2011
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson AT SA	13	49.0%	16	49.0%
3Sun S.r.l.	83	33.3%	78	33.3%

Total	96		94

ST-Ericsson AT SA (“JVD”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG, in which the Company owns 50% less a controlling share held by Ericsson. The Company’s investment in JVD at the date of the transaction was valued at $99 million. In 2010, ST-Ericsson AT Holding AG was merged into ST-Ericsson AT SA. In the first half of 2012, the line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $3 million related to JVD. This amount includes the amortization of basis differences during the first quarter of the year. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity-method investment that amounted to $13 million as at June 30, 2012. The Company has determined that JVD is a variable interest entity (“VIE”), but has determined that the Company is not the primary beneficiary of the entity. This determination is based on the judgment that the most significant activities of JVD are primarily R&D services performed for JVS and Ericsson, for which the Company does not have the power to direct by contract or voting control. The Company has not provided additional financial support in the second quarter of 2012 and currently has no requirement or intent to provide further financial support to JVD.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company has determined that 3Sun is not a variable interest entity. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity-method. In the first half of 2012, the Company participated for Euro 10 million in 3Sun’s capital increase. The line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $6 million related to 3Sun.  The Company’s current maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity-method investment that amounted to $83 million, a shareholder’s loan amounting to $26 million as at June 30, 2012, and under certain conditions, to participate to a share capital increase or shareholder loans up to Euro 14 million.

Cost-method investments as at June 30, 2012 are equity securities with no readily determinable fair value. It includes the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the second quarter of 2012 and currently has no requirement or intent to provide further financial support to the joint venture.

17.	Other Non-current Assets

Other non-current assets consisted of the following:

In millions of U.S. dollars	As at June 30, 2012	As at December 31, 2011

Available-for-sale equity securities	10	9
Held-for-trading equity securities	7	7
Long-term State receivables	372	366
Long-term receivables from third parties	3	12
Prepaid for pension	1	1
Deposits and other non-current assets	39	37

Total	432	432

Long-term State receivables include receivables related to funding and receivables related to tax refund. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

18.	Long-term debt

Long-term debt consisted of the following:

In millions of U.S. dollars	June 30, 2012	December 31, 2011

Funding program loans from European Investment Bank:
0.48% due 2014, floating interest rate at Libor + 0.017%	60	60
0.49% due 2015, floating interest rate at Libor + 0.026%	37	37
0.52% due 2016, floating interest rate at Libor + 0.052%	78	97
0.78% due 2016, floating interest rate at Libor + 0.317%	129	129
0.68% due 2016, floating interest rate at Libor + 0.213%	143	143
Other funding program loans:
0.53% (weighted average), due 2012-2018, fixed interest rate	7	10
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	13	-
Capital leases:
4.35% (weighted average), due 2013-2017, fixed interest rate	8	9
Senior Bonds:
1.06%, due 2013, floating interest rate at Euribor + 0.40%	441	453
Convertible debt:
1.5% convertible bonds due 2016	-	221
Total long-term debt	916	1,159
Less current portion (excluding short term borrowings of $619 million as at June 30, 2012 and $400 million as at December 31, 2011)	(554)	(333)
Total long-term debt, less current portion	362	826

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds were convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. On February 23, 2011, certain bond holders exercised their first put option and redeemed for cash around 41 thousand bonds corresponding to $45 million principal amount and a total cash consideration of $44 million. In 2011, the Company repurchased around 290 thousand bonds corresponding to $318 million principal amount for a total consideration of $314 million, realizing a gain on the repurchase of $4 million. On February 23, 2012, certain bond holders exercised their second put option and redeemed for cash around 190 thousand bonds corresponding to $210 million principal amount and a total cash consideration of $208 million, which generated a gain of $2 million, reported on the line “Gain on financial instruments, net” on the consolidated statement of income for the six months ended June 30, 2012. Additionally, in the first quarter of 2012, the Company repurchased around 5 thousand bonds corresponding to $5 million principal amount for a total consideration of $5 million. On March 28, 2012, the Company published a notice of sweep-up redemption for the remaining 5,291 bonds, which were redeemed on May 10, 2012 for a total consideration of $6 million. The redeemed bonds have been cancelled in accordance with their terms.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding. In  2011 the Company repurchased around 76 thousand bonds for a total cash consideration of $107 million. The repurchased bonds have been cancelled in accordance with their terms.

19.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of June 30, 2012, in compliance with the U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits		Pension Benefits
	Three months ended		Six months ended
In millions of U.S. dollars	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011

Service cost	(10)	(8)	(20)	(16)
Interest cost	(7)	(8)	(17)	(16)
Expected return on plan assets	4	5	9	10
Amortization of actuarial net (loss) gain	(3)	-	(6)	(1)
Amortization of prior service cost	-	-	(1)	(1)
Settlement	-	-	-	-
Net periodic benefit cost	(16)	(11)	(35)	(24)

	Other long-term benefits		Other long-term benefits
	Three months ended		Six months ended
In millions of U.S. dollars	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011

Service cost	(1)	(1)	(2)	(2)
Interest cost	(1)	(1)	(1)	(1)
Net periodic benefit cost	(2)	(2)	(3)	(3)

Employer contributions paid and expected to be paid in 2012 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2011.

20.	Dividends

At the Company’s Annual General Meeting of Shareholders held on May 3, 2011, the distribution of a cash dividend of $0.40 per common share, amounting to approximately $354 million, to be paid in four equal installments, was adopted by the Company’s shareholders. The remaining $0.10 per share cash dividend, which totaled $88 million, was paid in the first half of 2012.

The Annual General Meeting of Shareholders held on May 30, 2012 authorized the distribution of a cash dividend of $0.40 per common share, amounting to approximately $354 million, to be paid in four equal installments. The first installment, amounting to $89 million, was paid in the second quarter of 2012. The remaining $0.30 per share cash dividend totaled $265 million and was reported as current liabilities on the consolidated balance sheet as at June 30, 2012.

21.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares. As of June 30, 2012, 19,604,672 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 2,249,163 in the first half of 2012.

As of June 30, 2012, the Company owned a number of treasury shares equivalent to 23,315,548.

22.	Contingencies and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain tax position to be recognized only if it is more likely than not, or 50 percent assured, that the tax position will be sustained upon examination by the taxing authorities. In case of a sustainability threshold in step one higher than 50 percent, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority.  Except for the foreign currency exchange impact, there was no major change in the amount of unrecognized tax benefits during the first half of 2012 with respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at June 30, 2012 and December 31, 2011 and in the consolidated statements of income for the first half of 2012 and 2011 are not material.

The Company has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Company periodically conducts broad patent cross license discussions with other industry participants which may or not be successfully concluded. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Litigation with NXP

Following a final award from an arbitration tribunal set up according to the rules of the International Chamber of Commerce (“ICC”) on April 5, 2012, the Company paid approximately $60 million to NXP Semiconductors Netherlands B.V. (“NXP”) in May 2012. The award concerns a dispute between the Company and NXP and relates to a claim brought by NXP against the Company for underloading charges to be included in the price of wafers which NXP supplied to the Company’s wireless joint venture from October 1, 2008 until December 31, 2009.

The Company is also involved in a second arbitration against NXP where it is a claimant before the same ICC Tribunal for compensation relating to the detriment caused by NXP’s failure to timely disclose certain information as well as for inventory which the Company considers has not effectively been contributed by NXP to the joint venture in accordance with contractual requirements. A hearing for this second arbitration occured in June 2012 with a final decision which could be expected within the next twelve months based on currently anticipated litigation schedule.

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Company and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California.  Tessera also filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against the Company and numerous other parties.  During the ITC proceedings, the District Court action was stayed. On May 20, 2009 the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera, which related to ball grid array packaging technology, expired in September 2010. The Court of Appeal affirmed the ITC’s orders and on November 28, 2011, the U.S. Supreme Court denied the defendants petition for review, and the ITC decision became final.

In 2012, the District Court proceedings were revived in California and a trial has been tentatively scheduled for April 2014. Pursuant to these proceedings, Tessera is seeking an unspecified amount of monetary damages as compensation for alleged infringement of its two packaging patents now expired.

Litigation with Rambus

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against the Company and numerous other parties, asserting that the Company engaged in unfair trade practices by importing certain memory controllers and devices using certain interface technologies that allegedly infringe certain patents owned by Rambus.  The complaint seeks an exclusion order to bar importation into the United States of all semiconductor chips that include memory controllers and/or peripheral interfaces that are manufactured, imported, or sold for importation and that infringe any claim of the asserted patents, and all products incorporating the same.  The complaint further seeks a cease and desist order directing the Company and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any semiconductor chips that include memory controllers and/or peripheral interfaces, and products containing such semiconductor chips, that infringe any claim of the asserted patents.  On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint.  The Company filed its response to the complaint on February 1, 2011.  A trial was held before the ITC from October 11, 2011 until October 20, 2011.  On March 2, 2012, the ITC issued an Initial Determination ruling that the Company, along with its other co-defendants, did not violate the five patents asserted by Rambus. On July 25, 2012, the ITC issued its Final Determination confirming that all of Rambus’ asserted patent claims were invalid, except for one, for which it found that Rambus had not demonstrated infringement. In addition, the ITC reversed a determination that Rambus had demonstrated the existence of a domestic industry and affirmed a determination that certain patents are unenforceable under the doctrine of unclean hands.

Also on December 1, 2010, Rambus filed a lawsuit against the Company in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents.  On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus’ patent infringement claims pending completion of the aforementioned ITC proceedings.  The case is stayed as to nine of the asserted patents, and moving forward as to the remaining patents.  No trial date has yet been set.  The Company intends to vigorously defend its rights and position in these matters.

Following a request made in March 2011, the Company has been informed that on February 1, 2012, the President of the Second Chamber of the European Court of Justice issued an order allowing the Company to intervene in a case between Hynix, on the one hand, and the European Commission and Qualcomm on the other hand, seeking annulment of the European Commission decision of December 9, 2009, which made binding certain commitments by Rambus on maximum royalty rates that would be applicable to a license of the patents asserted by Rambus against the Company, should the Company decide to enter into such a license. The hearing has not been scheduled yet.

Litigation with Caltech

On May 1, 2012, the California Institute of Technology (“Caltech”) filed a complaint with the ITC against the Company and certain of its customers seeking the opening by the ITC of an investigation into the importation into the U.S. of certain CMOS image sensor products which allegedly infringe three Caltech patents.  These proceedings follow a lawsuit filed in Federal Court (Los Angeles and Orange County) by Caltech against the Company claiming infringement of various patents including the three patents now put forward by Caltech before the ITC by the Company’s image sensor products.  The Company intends to vigorously defend its rights and position in these matters.

The pending litigation proceedings which the Company faces involve complex questions of fact and law. The results of legal proceedings are uncertain and material adverse outcomes are possible.

Other Contingencies

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of the Company’s facility in Catania, Italy (the “M6 Plant”).  Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if the Company made a further investment of €1,700 million between January 1, 2006 through the end of 2009. On the basis of the investments actually realized during the period, the Company recorded an amount of approximately €78 million as funding for capital investment of which approximately €44 million has been received to date.  The M6 Plant and the Contratto di programma have been transferred to Numonyx, which would benefit from future M6 grants linked to the completion of the M6 Plant and assume related responsibilities.

Under a Memorandum of Understanding dated July 30, 2009, a revision of the Contratto di Programma was foreseen replacing the M6 plant investment by two separate projects, one related to Numonyx R&D activities in its Italian sites and the second to the finalization of the announced joint venture in the photovoltaic field by the Company with Enel and Sharp. In particular, as part of the joint venture in the photovoltaic field with Enel and Sharp, the Company reacquired the M6 plant from Numonyx and contributed to the new joint venture 3Sun, which in turn was making the necessary investments to convert industrial destination of M6 from production of memories semiconductors to production of photovoltaic panels up to a capacity of 240 MW/year. On July 22, 2010, CIPE (Comitato Interministeriale Programmazione Economica) approved the first step of the 3Sun project granting €49 million in funding and formal approval by the European Commission was received on April 5, 2011.

On September 13, 2011, a monitoring of the M6 investment and the related benefits was launched by the European Commission, requesting information about the status and the ownership of the benefits of the M6 investment during the period 2001-2006. The Italian authorities provided detailed feedback on October 7, 2011, including the history of the investment made and the motivation of the state aid granted.  The European Commission requested further information from the Italian authorities on January 19, 2012, about the formal interpretation related to the definition of “investment activation” and its application to the M6 case. In the event of an adverse determination by the European Commission, the Company could be required to refund all or a portion of the public funding previously received in connection with the M6 Plant.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of June 30, 2012, provisions for estimated probable losses with respect to legal proceedings were not considered material. The Company estimates possible losses on claims and legal proceedings to be between $10 to $48 million.

23.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

           Foreign currency exchange risk

Currency forward contracts and options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure through financial instruments transacted or supervised by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company’s subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its research and development expenses and certain Singapore dollar-denominated manufacturing forecasted transactions.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar, the Swedish krona/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the option. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at June 30, 2012, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated, Swedish krona-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	229	335
Currency options	6	7
Currency collars	243	418

In millions of Swedish krona	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	879	-

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	40

           Interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company’s interest rate risk arises mainly from long-term borrowings at fixed rates. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

           Other market risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk for investments in public entities classified as available-for-sale. In order to hedge the exposure to this market risk, the Company may enter into certain hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at June 30, 2012 and December 31, 2011 is presented in the table below:

In millions of U.S. dollars	As at June 30, 2012		As at December 31, 2011
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	-
Currency collars	Other current assets	1	Other current assets	1

Total derivatives designated as a hedge		2		1
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	6	Other current assets	1
Total derivatives not designated as a hedge:		6		1
Total Derivatives		8		2

In millions of U.S. dollars	As at June 30, 2012		As at December 31, 2011
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(35)	Other payables and accrued liabilities	(39)
Currency collars	Other payables and accrued liabilities	(12)	Other payables and accrued liabilities	(29)
Total derivatives designated as a hedge		(47)		(68)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(7)
Total derivatives not designated as a hedge:		(1)		(7)
Total Derivatives		(48)		(75)

The effect on the consolidated statements of income for the three and six months ended June 30, 2012 and July 2, 2011 and on the Other comprehensive income (“OCI”) as reported in the statement of equity as at June 30, 2012 and December 31, 2011 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended		Six months ended
	June 30, 2012	December 31, 2011		June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
Foreign exchange forward contracts	(23)	(16)	Cost of sales	(3)	31	(7)	42
Foreign exchange forward contracts	(2)	(2)	Selling, general and administrative	-	4	-	6
Foreign exchange forward contracts	(13)	(20)	Research and development	(6)	22	(10)	35
Currency options	-	(2)	Cost of sales	(1)	-	(2)	(1)
Currency options	-	(1)	Research and development	-	-	(1)	-
Currency collars	(9)	(19)	Cost of sales	(4)	-	(9)	-
Currency collars	(1)	(3)	Selling, general and administrative	(1)	-	(2)	-
Currency collars	(3)	(8)	Research and development	(3)	-	(6)	-
Contingent zero-cost collars	-	-	Gain (loss) on financial instruments, net	-	-	-	6
Total	(51)	(71)		(18)	57	(37)	88

A total $51 million loss deferred as at June 30, 2012 in OCI is expected to be reclassified as earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first half of 2012 and 2011. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the three and six months ended June 30, 2012 and July 2, 2011 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain (loss) recognized in earnings
		Three months ended		Six months ended
		June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
Foreign exchange forward contracts	Other income and expenses, net	(12)	9	(7)	41

Total		(12)	9	(7)	41

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

24.	Fair Value Measurements

The table below details assets (liabilities) measured at fair value on a recurring basis as at June 30, 2012:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	June 30, 2012
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	150	150	-	-
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	55	55	-	-
Euro-denominated Fixed rate debt securities issued by financial institutions	25	25	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by financial institutions	29	29	-	-
Equity securities classified as held-for-trading	7	7	-	-
Equity securities classified as available-for-sale	10	10	-	-
Derivative instruments designated as cash flow hedge	(45)	-	(45)	-
Derivative instruments not designated as a hedge	5	-	5	-
Total	236	276	(40)	-

The table below details assets (liabilities) measured at fair value on a recurring basis as at December 31, 2011:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2011
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	100	100	-	-
Debt securities issued by foreign governments	81	81	-	-
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	5	-	5	-
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	93	93	-	-
Euro-denominated Fixed rate debt securities issued by financial institutions	27	27	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by other financial institutions	107	107	-	-
Equity securities classified as available-for-sale	9	9	-	-
Equity securities held-for-trading	7	7	-	-
Derivative instruments designated as cash flow hedge	(67)	-	(67)	-
Derivative instruments not designated as a hedge	(6)	-	(6)	-
Total	356	424	(68)	-

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at June 30, 2012 and December 31, 2011.

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and July 2, 2011 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	82
Other-than-temporary impairment charge on Senior debt Floating Rate Notes issued by Lehman Brothers included in earnings on the line “Other-than-temporary impairment charge and realized gain on financial assets”	(5)
Transfer of Senior debt Floating Rate Notes issued by Lehman Brothers to Level 2 fair value hierarchy	(5)
Settlement on Auction Rate Securities	(72)
July 2, 2011	-
Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(5)

The table below details assets (liabilities) measured at fair value on a nonrecurring basis as at June 30, 2012:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	June 30, 2012

Investments in equity securities carried at cost	13	-	-	13
Assets held for sale	20	-	20	-
Total	33	-	20	13

The table below details assets (liabilities) measured at fair value on a nonrecurring basis as at December 31, 2011:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2011

Investments in equity securities carried at cost	27	-	-	27
Assets held for sale	28	-	28	-
Total	55	-	28	27

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. Fair value is determined by estimates provided by brokers based on past sales of similar assets.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2012 and June 30, 2012 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2012	27
Sale of Paratek investment	(15)
Investments in equity securities carried at cost	1
June 30, 2012	13

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and July 2, 2011 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	28
Investments in equity securities carried at cost	-
July 2, 2011	28

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities recorded at amortized cost as at June 30, 2012 and as at December 31, 2011, including the corresponding fair value hierarchy level:

	As at June 30, 2012		As at December 31, 2011
Description	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Long-term debt
- Bank loans (including current portion)	475	475	485	485
- Senior Bonds	441	441	453	452
- Convertible debt	-	-	221	218
Total	916	916	1,159	1,155

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	June 30, 2012

Bank loans (including current portion)	475	-	475	-
Senior Bonds	441	441	-	-
Total	916	441	475	-

The table below details securities that currently are in an unrealized loss position.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of June 30, 2012.

	June 30, 2012
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	84	(3)	84	(3)
Total	-	-	84	(3)	84	(3)

The table below details securities that were in an unrealized loss position. The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of July 2, 2011.

	July 2, 2011
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	219	(2)	219	(2)
Total	-	-	219	(2)	219	(2)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for identical instruments. For Lehman Brothers senior unsecured bonds, fair value measurement was reassessed in 2008 from a Level 1 fair value measurement hierarchy to a Level 3 following Lehman Brothers Chapter 11 filing. Fair value measurement for these debt securities relied until December 31, 2010 on information received from a major credit rating entity based on historical recovery rates.  In the first quarter of 2011, new information was publicly released about the Lehman Brothers Holding Inc. liquidation process, the announcement by Lehman Brothers Holdings Inc. that it would seek approval of its reorganization plan and recent settlement negotiations between large bondholders and the liquidators. Based on these new facts and circumstances, the Company reassessed fair value measurement from a Level 3 fair value measurement hierarchy to a Level 2, since fair value of Lehman Brothers Senior debt floating rate notes was based on expected recovery rates from the proposed reorganization plan, as reflected by values observed on open markets.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments.

Equity securities held-for-trading

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of long-term debt was determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

25.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets,  including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment, as defined in the U.S. GAAP guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

As of January 1, 2012, the Company changed the segment organization structure. The current organization is as follows:

•	Automotive Segment (APG);

•	Digital Segment, consisting of two product lines:

o	Digital Convergence Group (DCG); and

o	Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP).

•	Analog, MEMS and Microcontrollers Segment (AMM), comprised of three product lines:

o	Analog, MEMS & Sensors (AMS);

o	Industrial & Power Conversion (IPC); and

o	Microcontrollers, Memories & Secure MCU’s (MMS).

•	Power Discrete Product Segment (PDP);

•	Wireless Segment comprised of the following product lines:

o	Connectivity (COS);

o	Smartphone and Tablet Solutions (STS);

o	Modems (MOD); and

o	Other Wireless, in which the Company reports other revenues, gross margin and other items related to the Wireless business but outside the ST-Ericsson JVS.

In 2012, the Company restated its results from prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information based on the current segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income (loss) of the segments for the prior reporting periods. The Company believes that the restated 2011 presentation is consistent with 2012 and is using these comparatives when managing its segments.

The Company’s principal investment and resource allocation decisions in the Semiconductor Business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by semiconductor product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs of certain manufacturing facilities, the NXP arbitration award, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is not identified as part of the inventory variation as well as the unused capacity charges; therefore it cannot be isolated in the costs of goods sold.

Net revenues by product segment:

	Three months ended		Six months ended
In millions of U.S. dollars	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011

Net revenues by product segment:
Automotive (“APG”)	404	459	795	891
Digital	353	521	689	1,009
Analog, MEMS and Microcontrollers (“AMM”)	774	889	1,532	1,775
Power Discrete Products (“PDP”)	262	337	494	670
Wireless	344	347	635	731
Others(1)	11	14	20	25
Total consolidated net revenues	2,148	2,567	4,165	5,101

(1)	Includes revenues from the sales of Subsystems, sales of materials and other products not allocated to product segments.

Net revenues by product segment and by product line:

	Three months ended		Six months ended
In millions of U.S dollars	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011

Net revenues by product lines:
Automotive (“APG”)	404	459	795	891
Digital Convergence Group (“DCG”)	229	304	437	620
Imaging, Bi-CMOS ASIC and Silicon Photonics Group (“IBP”)	124	207	252	379
Other Digital	-	10	-	10
Digital	353	521	689	1,009
Analog, MEMS & Sensors (“AMS”)	297	337	599	685
Industrial & Power Conversion (“IPC”)	193	238	374	457
Microcontrollers, Memories & Secure MCUs (“MMS”)	284	313	559	632
Other AMM	-	1	-	1
Analog, MEMS and Microcontrollers (“AMM”)	774	889	1,532	1,775
Power Discrete Products (“PDP”)	262	337	494	670
Connectivity (“COS”)	31	46	57	94
Smartphone and Tablet Solutions (“STS”)	297	267	543	580
Modems (“MOD”) Other Wireless	16 -	32 2	35 -	55 2
Wireless	344	347	635	731
Others	11	14	20	25
Total consolidated net revenues	2,148	2,567	4,165	5,101

Operating income (loss) by product segment:

	Three months ended		Six months ended
In millions of U.S. dollars	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011

Operating income (loss) by product segment:
Automotive (“APG”)	38	81	75	141
Digital	(36)	34	(74)	78
Analog, MEMS and Microcontrollers (“AMM”)	98	166	197	343
Power Discrete Products (“PDP”)	4	40	(2)	90
Wireless	(240)	(207)	(533)	(386)
Total operating income (loss) of product segments	(136)	114	(337)	266
Others(1)	(71)	(31)	(222)	(65)
Total consolidated operating income (loss)	(207)	83	(559)	201

(1)
Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs, the NXP arbitration award and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	Three months ended		Six months ended
In millions of U.S. dollars	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011

Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	(136)	114	(337)	266

Strategic and other research and development programs	(3)	(2)	(5)	(6)
Phase-out and start-up costs	-	(1)	-	(8)
Impairment, restructuring charges and other related closure costs	(56)	(31)	(74)	(55)
Unused capacity charges	(16)	(6)	(87)	(8)
NXP Arbitration award	-	-	(54)
Other non-allocated provisions(1)	4	9	(2)	12
Total operating loss Others	(71)	(31)	(222)	(65)

Total consolidated operating income (loss)	(207)	83	(559)	201

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 3, 2012	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board